Target Corporation

**2021
Proxy statement
and notice of annual
meeting of shareholders**



**Wednesday, June 9, 2021 at
10:00 a.m. Central Daylight Time**

Online at
virtualshareholdermeeting.com/TGT2021



Letter from our Lead Independent Director

Dear Fellow Shareholders,

2020 was a year of unique hardships for our country and communities, a year that put business models—and perhaps most significantly, companies' values—to the test. Target's purpose is to help all families discover the joy of everyday life, and the company's heritage of long-term value creation for all stakeholders was on full display last year. While our 2020 financial results certainly stand out, those results were years in the making; they simply wouldn't have been possible without a strong connection to guests and communities, or deep investments made over time. Those investments gave the Target team the capabilities they needed to deliver on their overriding ambition of 2020: taking care of everyone around them in the midst of great economic and social challenges.

Target's continued growth and strong shareholder returns are the result of our durable business model. As a business leader and an independent director I also believe they are proof that caring wins. In the face of the devastating COVID-19 pandemic, domestic political uncertainty and widespread activism for racial equity and social justice, my colleagues on the board and I worked to both oversee and support the tireless efforts by management to deliver what was essential for team members, guests, communities, and shareholders. This included:

Keeping team members and guests safe

Taking care of the more than 350,000 Target team members and ensuring a safe environment for essential shopping and services was management's first priority. Throughout the year, the board supported large incremental investments totaling over $1 billion more than the previous fiscal year. These investments allowed us to:

- **Ensure team members had (and continue to have) what they need to care for themselves and their families**—including illness and quarantine pay, paid leave for team members who were most susceptible to COVID-19 infection, backup family care for all team members, premium pay for front-line teams, which management kept in place longer than other retailers, and five rounds of bonuses for front-line team members, including the most recent $500 payout to all hourly team members in January 2021. Importantly, management placed a focus on total well-being for team members, investing not just to prevent COVID-19 transmission but in mental health resources, virtual healthcare, and anti-stress offerings. The company also accelerated our previously announced commitment to institute a $15 per hour minimum starting wage.

- **Create a safe physical shopping experience in the pandemic**—including rapidly scaling store-based fulfillment services in anticipation of exploding demand for contactless shopping and instituting dedicated shopping times for vulnerable guests.

Advancing racial equity

As a Twin Cities business leader, I can tell you that the killing of George Floyd in Minneapolis was a shocking trauma for this community. Coming so soon after the deaths of Ahmaud Arbery and Breonna Taylor, and in the midst of a pandemic which disproportionately harmed Black families and communities of color, Floyd's killing sparked worldwide demands for racial justice. It also caused a redoubling of efforts by leading organizations to address unequal treatment and advancement of racial equity. Building on our longstanding commitment to diversity and inclusion, Target:

- **Acted immediately after George Floyd's death**—contributing $10 million to local and national partnerships addressing unequal treatment and advancement of racial equity and social justice and offering 10,000 hours of pro-bono assistance to Black-, Indigenous-, and People-of-Color-owned businesses.

- **Organized for long-term positive impact**—releasing our most detailed Workforce Diversity Report to date (including demographic information using the categories disclosed in our EEO-1 report) and committing to increase representation of Black team members by 20% across the company.

Focusing on future governance

In the midst of these urgent challenges, the board also maintained our long-term orientation, our practice of regularly refreshing board composition, and our commitment to diverse director perspectives.

Two independent directors, Christine Leahy and Derica Rice, joined the board during fiscal year 2020, complementing the skills and viewpoints of the incumbent directors. Their backgrounds are described in our proxy statement for the 2021 annual meeting of shareholders, and they're welcome additions as the board and management continue to grow the business, deepen guest engagement, invest in the team's well-being, growth and development, and remain focused on being a responsible corporate citizen.

Letter from our Lead Independent Director

One of our core governance policies is to rotate board leadership positions on a regular basis, and after six years I will reach the end of my term as Lead Independent Director following our 2021 Annual Meeting. It has been an honor to serve in this role, and it is with great confidence that the board has selected Monica C. Lozano to assume the Lead Independent Director position in June 2021.

Finally, on behalf of the board I want to recognize our Target team for their unbelievable efforts to position Target for an even brighter future. And I want to thank you as shareholders for your trust, which we do not take lightly.

Sincerely,



Douglas M. Baker, Jr.

Lead Independent Director



Notice of 2021 annual meeting of shareholders

To our shareholders,

You are invited to attend Target Corporation's 2021 annual meeting of shareholders (2021 Annual Meeting) to be held as follows:

 **Time and Date** Wednesday, June 9, 2021 10:00 a.m. Central Daylight Time	 **Place** Online at *virtualshareholdermeeting.com/TGT2021*	 **Record Date** April 12, 2021

Purpose

Shareholders will vote on the following items of business:

Item	Board's Recommendation
Election of 12 directors (page 21)	**FOR** each Director Nominee
Ratification of Ernst & Young LLP as our independent registered public accounting firm (page 62)	**FOR**
Advisory approval of executive compensation (Say on Pay) (page 64)	**FOR**
Shareholder proposals, if properly presented at the meeting (page 65)	**AGAINST** each proposal

Due to continuing uncertainty regarding the COVID-19 pandemic (the Pandemic), we are holding the 2021 Annual Meeting in a virtual-only meeting format as we did last year to support the health and well-being of our team members and shareholders. You will not be able to attend the 2021 Annual Meeting at a physical location. If we are able to safely do so, we intend to resume holding in-person annual meetings beginning in 2022. For more information about the virtual-only meeting format, please see Question 12 "How can I attend the 2021 Annual Meeting?" and Question 13 "How will the 2021 Annual Meeting be conducted?" on page 70 of this proxy statement for the 2021 Annual Meeting (the 2021 Proxy Statement).

You may vote if you were a shareholder as of the record date. We urge you to read the 2021 Proxy Statement carefully and to vote in accordance with the recommendations of the Board of Directors (Board). If voting in advance, you should vote by the deadlines specified in the 2021 Proxy Statement, and may do so by telephone or Internet, or by signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you do not vote in advance and instead plan to vote during the 2021 Annual Meeting, you may do so if you enter the 16-digit control number found on your proxy card, voter instruction form, or Notice of Internet Availability of Proxy Materials (Internet Availability Notice), as applicable, at the time you log into the meeting at *virtualshareholdermeeting.com/TGT2021*.

Following the formal business of the 2021 Annual Meeting, our Chairman & Chief Executive Officer will provide prepared remarks, followed by a question and answer session. Shareholders can submit written questions in advance at *www.proxyvote.com* and attending shareholders will have an opportunity to submit written questions during the 2021 Annual Meeting.

Thank you for your continued support.

Sincerely,

[signature]

Don H. Liu
Corporate Secretary

Approximate Date of Mailing of Proxy Materials or Internet Availability Notice:

April 26, 2021

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Table of contents

⊙ Proxy summary

This summary highlights information described in other parts of this proxy statement (2021 Proxy Statement) and does not contain all information you should consider in voting. Please read the entire 2021 Proxy Statement carefully before voting.

The Board of Directors of Target Corporation (Board) solicits the enclosed proxy for the 2021 annual meeting of shareholders (2021 Annual Meeting) and for any adjournment of the 2021 Annual Meeting.

2021 Annual Meeting



Time and Date
Wednesday, June 9, 2021
10:00 a.m. Central Daylight Time



Place
Online at
virtualshareholdermeeting.com/TGT2021



Record Date
April 12, 2021

Items of business

Item	Board's Recommendation
Election of 12 directors (page 21)	**FOR** each Director Nominee
Ratification of Ernst & Young as our independent registered public accounting firm (page 62)	**FOR**
Advisory approval of executive compensation (Say on Pay) (page 64)	**FOR**
Shareholder proposals, if properly presented at the meeting (page 65)	**AGAINST** each proposal

Questions and answers about the 2021 Annual Meeting and voting

We encourage you to review the "Questions and answers about the 2021 Annual Meeting and voting" beginning on page 67 for answers to common questions on the rules and procedures that apply to the 2021 Proxy Statement and the 2021 Annual Meeting as well as the business to be conducted at the 2021 Annual Meeting.

Attending the 2021 Annual Meeting in the virtual-only meeting format

Due to the continuing uncertainty regarding the COVID-19 pandemic (the Pandemic), we are holding the 2021 Annual Meeting in a virtual-only meeting format as we did last year to support the health and well-being of our team members and shareholders. You will not be able to attend the 2021 Annual Meeting at a physical location. If we are able to safely do so, we intend to resume holding in-person annual meetings beginning in 2022. The website for the virtual-only 2021 Annual Meeting is *virtualshareholdermeeting.com/TGT2021*. For more information about the virtual-only meeting format and attending the 2021 Annual Meeting, please see Question 12 "How can I attend the 2021 Annual Meeting?" and Question 13 "How will the 2021 Annual Meeting be conducted?" on page 70.

Voting

If you held shares of Target common stock as of the record date (**April 12, 2021**), you are entitled to vote on the items of business.

⊙ Your vote is important. Thank you for voting.

Advance voting methods and deadlines

Method	⊙ Internet	📱 Telephone	✉ Mail
Instruction	• Go to the website identified on proxy card, voter instruction form, or Notice of Internet Availability of Proxy Materials (Internet Availability Notice). • Enter control number on proxy card, voter instruction form, or Internet Availability Notice. • Follow instructions on the screen.	• Call the toll-free number identified on the enclosed proxy card or voter instruction form or, after viewing the proxy materials on the website provided in your Internet Availability Notice, call the toll-free number for telephone voting identified on the website. • Enter control number on the proxy card, voter instruction form, or Internet Availability Notice. • Follow the recorded instructions.	• Mark your selections on the enclosed proxy card or voter instruction form. • Date and sign your name exactly as it appears on the proxy card or voter instruction form. • Promptly mail the proxy card or voter instruction form in the enclosed postage-paid envelope.
Deadline	Internet and telephone voting are available 24 hours a day, seven days a week up to these deadlines: • **Registered Shareholders or Beneficial Owners** — 11:59 p.m. Eastern Daylight Time on June 8, 2021. • **Participants in the Target 401(k) Plan** — 6:00 a.m. Eastern Daylight Time on June 7, 2021.		Return promptly to ensure proxy card or voter instruction form is received before the date of the 2021 Annual Meeting or, for participants in the Target 401(k) Plan, by 6:00 a.m. Eastern Daylight Time on June 7, 2021.

If you received an Internet Availability Notice and would like to vote by mail, you must follow the instructions on the Internet Availability Notice to request a written copy of the proxy materials, which will include a proxy card or voter instruction form.

Any proxy may be revoked at any time prior to its exercise at the 2021 Annual Meeting. Please see the information in Question 3 "What is a proxy and what is a proxy statement?" on page 67.

Voting at the 2021 Annual Meeting

If you plan to vote during the 2021 Annual Meeting, you may do so if you enter the 16-digit control number found on your proxy card, voter instruction form, or Internet Availability Notice, as applicable, at the time you log into the meeting at *virtualshareholdermeeting.com/TGT2021*. Please see the information in Question 6 "How do I vote?" on page 67.

Notice of internet availability of proxy materials

Important notice regarding the availability of proxy materials for the shareholders meeting to be held on June 9, 2021: The 2021 Proxy Statement and our annual report on Form 10-K for fiscal 2020 (2020 Annual Report) are available at *www.proxyvote.com*.

General information about corporate governance and the Board

Corporate governance highlights

We have the core corporate governance practices listed below. In addition, we regularly evaluate our practices against prevailing best practices and emerging and evolving topics identified through shareholder outreach, current literature, and corporate governance organizations.

Practice	Description	More information
Accountability to shareholders		
Board evaluations and refreshment	The Board regularly evaluates its performance in a variety of ways. Those evaluations, changes in business strategy and operations, and anticipated director retirements are used to identify desired characteristics for future Board members.	**22**
Annual elections	All directors are elected annually, which reinforces our Board's accountability to shareholders.	**21**
Majority voting standard	Our Articles of Incorporation require a "majority voting" standard in uncontested director elections—each director must receive more votes "For" their election than votes "Against" in order to be elected.	**21**
Director resignation policy	An incumbent director that does not meet the majority voting standard must promptly offer to resign. The Governance Committee will make a recommendation and the Board must act on the offer within 90 days and publicly disclose its decision and rationale.	**21**
Proxy access	Any shareholder or group of up to 20 shareholders owning 3% or more of Target common stock continuously for at least the previous three years may nominate and include in our proxy materials director nominees totaling up to the greater of 20% of the Board or at least two directors.	**72**
No poison pill	We do not have a poison pill.	
10% special meeting threshold	Shareholders owning 10% or more of Target's outstanding stock have the right to call a special meeting of shareholders.	
Shareholder voting rights are proportionate to economic interests		
Single voting class	Target common stock is the only class of voting shares outstanding.	**67**
One share, one vote	Each share of Target common stock is entitled to one vote.	**67**
Responsiveness to shareholders		
Responses to shareholder proposals	The Board responds to shareholder proposals that receive significant support by either making the proposed changes or explaining why the actions were not taken through the shareholder engagement process, proxy statement disclosure, or other means.	**65**
Understanding opposition to management proposals	As part of its shareholder engagement process, the Board seeks to understand the reasons for, and respond to, significant shareholder opposition to management proposals.	
Availability of independent directors	Target's Lead Independent Director is expected to communicate with major shareholders, as appropriate, and Target also makes other independent directors available, as appropriate, for shareholder engagement.	**12, 20**
Strong, independent leadership		
Independence	A majority of our directors must be independent. Currently, all of our directors other than our Chief Executive Officer (CEO) are independent, and all of our Committees consist exclusively of independent directors.	**14, 19**
Lead Independent Director	Whenever our CEO is also the Chair of the Board, we require a Lead Independent Director position with specific responsibilities to provide independent oversight of management. Both the Lead Independent Director and the Chair of the Board are elected annually by the independent directors.	**12**
Committee membership and leadership rotations	The Governance Committee reviews and recommends Committee membership. The Board appoints members of its Committees annually, rotates Committee assignments periodically, and seeks to rotate the Lead Independent Director position and Committee Chair assignments every four to six years.	**12, 13**

Practice	Description	More information
Structures and practices enhance Board effectiveness		
Diversity	The composition of our Board represents broad perspectives, experiences, and knowledge relevant to our business while maintaining a balanced approach to gender and ethnic diversity.	**21, 22**
Director tenure policies	Our director tenure policies include mandatory retirement at age 72 and a maximum term limit of 20 years. In addition, a director is required to submit an offer of resignation for consideration by the Board upon any change in the director's principal employment. These policies encourage Board refreshment and provide additional opportunities to maintain a balanced mix of perspectives and experiences.	**22**
Director overboarding policy	Any director serving as a CEO of a public company is expected to serve on no more than two public company boards (including our Board), and other directors are expected to serve on no more than four public company boards (including our Board).	
Risk oversight	We disclose how risk oversight is exercised at the Board and Committee levels and how risk oversight responsibilities are allocated among the Committees.	**16**
Information security, cybersecurity, and data privacy	We disclose how oversight responsibility for risks related to information security, cybersecurity, and data privacy are shared by the Board, its Committees, and management.	**17**
Capital allocation	We disclose our capital allocation policies and priorities and how they are overseen by the Board and its Committees.	**17**
Environmental, social, and governance issues	We disclose how oversight responsibility for environmental, social, and governance issues is allocated among the Board and its Committees, describe how management integrates those priorities in our business, and report on the issues according to the most common reporting frameworks.	**18**
Management development and succession planning	Our Board regularly reviews management development and succession planning, with more in-depth reviews regularly conducted by the Human Resources & Compensation Committee.	**19**
Management incentive structures are aligned with long-term strategy		
Performance goals linked to long-term strategy drive incentive awards	The Human Resources & Compensation Committee has identified short- and long-term performance goals that align with Target's strategy and has incorporated those goals into executive compensation plans to serve as drivers of incentive awards.	**37**
Communicating executive compensation to shareholders	The Compensation Discussion & Analysis explains how performance goals drive our executive compensation plans and connect to Target's long-term strategy.	**34**
Follow leading compensation practices	See "Target's executive compensation practices."	**46**

For your convenience, we organized the corporate governance highlights listed above to show how our corporate governance practices compare favorably with the corporate governance principles developed by the Investor Stewardship Group (ISG), which includes some of the largest institutional investors and global asset managers and advocates for best practices in corporate governance. ISG's corporate governance principles reflect common corporate governance beliefs featured in its members' proxy voting guidelines.

Our directors

Name	Age	Director since	Current or most recent company	Title	Independent	Other public boards
Douglas M. Baker, Jr.	62	2013	Ecolab Inc.	Executive Chairman	Yes	1
George S. Barrett	66	2018	Cardinal Health, Inc.	Former Chairman & CEO	Yes	1
Brian C. Cornell	62	2014	Target Corporation	Chairman & CEO	No	1
Calvin Darden[1]	71	2003	Darden Petroleum & Energy Solutions, LLC	Chairman	Yes	2
Robert L. Edwards	65	2015	Safeway Inc.	Former President & CEO	Yes	0
Melanie L. Healey	60	2015	The Procter & Gamble Company	Former Group President, North America	Yes	3
Donald R. Knauss	70	2015	The Clorox Company	Former Chairman & CEO	Yes	2
Christine A. Leahy	56	2021	CDW Corporation	President & CEO	Yes	1
Monica C. Lozano	64	2016	The College Futures Foundation	President & CEO	Yes	2
Mary E. Minnick	61	2005	Digital Media Solutions	Chairman	Yes	3
Derica W. Rice	56	2020	CVS Health Corporation	Former Executive Vice President	Yes	3
Kenneth L. Salazar	66	2013	WilmerHale	Partner	Yes	0
Dmitri L. Stockton	57	2018	General Electric Company	Former Senior Vice President & Special Advisor to the Chairman	Yes	3

(1) Mr. Darden will not seek re-election and will leave the Board when his current term ends at the 2021 Annual Meeting.

Board leadership structure

We do not have an express policy on whether the roles of Chairman of the Board (Chairman) and CEO should be combined or separated. Instead, the Board prefers to maintain the flexibility to determine which leadership structure best serves the interests of Target and our shareholders based on the evolving needs of the company. We currently have a combined Chairman and CEO leadership structure. The Board regularly reevaluates our Board leadership structure as part of the Board evaluation process described under "Board evaluations and refreshment" on page 22 and also considers shareholder feedback on the topic. As a result of its most recent evaluation, the Board decided to continue having Mr. Cornell serve as both Chairman and CEO to allow him to coordinate the development, articulation, and execution of a unified strategy at the Board and management levels. Where the Chairman and CEO roles are combined as they are currently, our Corporate Governance Guidelines require that we have a Lead Independent

Director position to complement the Chairman's role and to serve as the principal liaison between the non-employee directors and the Chairman. Mr. Baker currently serves as our Lead Independent Director, providing effective, independent leadership of our Board through his clearly defined and robust set of roles and responsibilities.

Our Corporate Governance Guidelines require that both the Chairman and Lead Independent Director be elected annually by the independent, non-employee directors, which ensures that the leadership structure is reviewed at least annually. The Board is committed to continuing to seek shareholder feedback on its approach as part of its ongoing shareholder outreach efforts and will continue to reassess its Board leadership structure on a regular basis.



Douglas M. Baker, Jr.

Lead Independent Director (Since 2015)[(1)]

Regular duties:

- Has the authority to convene meetings of the Board and executive sessions consisting solely of independent directors at every meeting.
- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of independent directors.
- Consults with the Human Resources & Compensation Committee as it conducts the annual performance reviews of the CEO, with input from the other independent directors, and serves as the primary liaison between the CEO and the independent directors.
- Provides insights to the Human Resources & Compensation Committee as it annually approves the CEO's compensation.

- Approves meeting schedules, agendas, and the information furnished to the Board to ensure that the Board has adequate time and information for discussion.
- Is expected to engage in consultation and direct communication with major shareholders, as appropriate.
- Coordinates with the CEO to establish minimum expectations for non-employee directors to consistently monitor Target's operations and those of our competitors.
- Consults with the Governance Committee regarding Board and Committee composition, Committee Chair selection, the annual performance review of the Board and its Committees, and director succession planning.

Annual election:

Elected annually by the independent, non-employee directors.

Service:

As a guideline, the Lead Independent Director should serve in that capacity for no more than four to six years.

(1) Monica Lozano was elected as Lead Independent Director to succeed Mr. Baker, *effective after the 2021 Annual Meeting.*

Board and shareholder meeting attendance

The Board met 7 times during fiscal 2020. All directors attended at least 90% of the aggregate total of meetings of the Board and Board Committees on which the director served during the last fiscal year. In addition to the official meetings, the Board also had a number of informational meetings throughout the year to address current events, including those relating to the Pandemic and racial equity and social justice.

Eleven of our thirteen then-serving directors attended our 2020 annual meeting of shareholders (2020 Annual Meeting). The Board has a policy requiring all directors to attend all annual meetings of shareholders, absent extraordinary circumstances. The only directors who did not attend the 2020 Annual Meeting were Roxanne S. Austin and Henrique De Castro, whose terms ended at the 2020 Annual Meeting.

Committees

Membership

The Board has the following Committees and Committee composition as of the date of the 2021 Proxy Statement:

Name	Audit & Finance	Governance	Human Resources & Compensation	Infrastructure & Investment	Risk & Compliance
Douglas M. Baker, Jr.		C			✔
George S. Barrett			✔		✔
Calvin Darden[1]		✔	✔		
Robert L. Edwards	C				✔
Melanie L. Healey		✔	✔		
Donald R. Knauss			✔	✔	
Christine A. Leahy	✔			✔	
Monica C. Lozano		✔	C		
Mary E. Minnick	✔			C	
Derica W. Rice	✔	✔			
Kenneth L. Salazar				✔	C
Dmitri L. Stockton	✔			✔	
Meetings held in 2020	**7**	**5**	**5**	**4**	**3**

C = Chair   ✔ = Member

(1) Mr. Darden will leave the Governance Committee and Human Resources & Compensation Committee when his current Board term ends at the 2021 Annual Meeting.

Determining committee composition and leadership

The Board appoints members of its Committees annually, with the Governance Committee reviewing and recommending Committee membership, and rotates Committee assignments periodically. The following considerations provide the framework for determining Committee composition and leadership:

- The guideline for rotating Committee Chair assignments is four to six years.
- The Board seeks to have each director serve on two Committees.
- The Board considers a number of factors in deciding Committee composition, including individual director experience and qualifications, prior Committee experience, and increased time commitments for directors serving as a Committee Chair or Lead Independent Director.
- By virtue of the position, the Lead Independent Director is a member of the Governance Committee.
- To enhance risk oversight coordination, the Risk & Compliance Committee must include at least one member from each of the other Committees.

Information about our committees

All members of each Committee are independent directors. Each Committee operates under a written charter, a current copy of which is available on our company website, as described in Question 14 "How may I access or receive the proxy materials, other periodic filings, key corporate governance documents, and other information?" on page 71.

Audit & Finance Committee[1]

Responsibilities

- Assists the Board in overseeing our financial reporting process, including the integrity of our financial statements and internal controls, the independent auditor's qualifications and independence, performance of our internal audit function, and approval of transactions with related persons.
- Prepares the "Report of the Audit & Finance Committee" on page 63 and performs the duties and activities described in that report.
- Discusses with management our positions with respect to income and other tax obligations.
- Reviews with management our risk assessment and management policies and our major financial, accounting, and compliance risk exposures.
- Conducts a joint meeting annually with the Risk & Compliance Committee to review legal and regulatory risk and compliance matters.
- Assists the Board in overseeing our financial policies and financial condition, including our liquidity position, funding requirements, ability to access the capital markets, interest rate exposures, and policies regarding return of cash to shareholders.

Committee members

Mr. Edwards *(Chair)*

Ms. Leahy

Ms. Minnick

Mr. Rice

Mr. Stockton

Number of meetings during fiscal 2020

7

(1) The Board has determined that all members of the Audit & Finance Committee satisfy the applicable audit committee independence requirements of the New York Stock Exchange (NYSE) and the Securities and Exchange Commission (SEC). The Board has also determined that all members have acquired the attributes necessary to qualify them as "audit committee financial experts" as defined by applicable SEC rules. The determination for each of Mr. Edwards, Ms. Leahy, and Mr. Rice was based on experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or actively supervising a person holding one of those positions. For Ms. Minnick, the determination was based on her experience with analyzing the financial statements and financial performance of portfolio companies of Lion Capital. For Mr. Stockton, the determination was based on his financial oversight experiences with General Electric Company.

Governance Committee

Responsibilities

- Oversees our corporate governance practices.
- Leads director succession planning and identifies individuals qualified to become Board members.
- Makes recommendations, in consultation with the Lead Independent Director, on overall composition of the Board and its Committees, and the selection of the Committee Chairs and the Lead Independent Director.
- Leads the annual self-evaluation performance review of the Board and its Committees in consultation with the Lead Independent Director.
- Oversees corporate responsibility efforts and policies and practices regarding public advocacy and political activities.
- Periodically reviews our Committee charters and Corporate Governance Guidelines.

Committee members

Mr. Baker (Chair)

Mr. Darden

Ms. Healey

Ms. Lozano

Mr. Rice

Number of meetings during fiscal 2020

5



Human Resources & Compensation Committee[1]

Responsibilities

- Reviews our compensation philosophy, selection, and relative weightings of different compensation elements to balance risk, reward, and retention objectives, and the alignment of incentive compensation performance measures with our strategy.
- In consultation with the Lead Independent Director, reviews and approves goals and objectives for the CEO.
- Reviews and approves the composition and value of all executive officer compensation.

- Reviews and approves the compensation provided to non-employee members of the Board.
- Prepares the "Human Resources & Compensation Committee Report" on page 34.
- Oversees risks associated with our compensation policies and practices, and annually reviews with its compensation consultant whether those policies and practices create material risks to Target.
- Oversees management development, evaluation, and succession planning, and team member health and wellness, diversity and inclusion, and pay equity matters.

Committee members

Ms. Lozano (Chair)

Mr. Barrett

Mr. Darden

Ms. Healey

Mr. Knauss

Number of meetings during fiscal 2020

5

(1) The Board has determined that all members of the Human Resources & Compensation Committee satisfy the applicable compensation committee independence requirements of the NYSE and the SEC.



Infrastructure & Investment Committee

Responsibilities

- Assists the Board in overseeing our investment activity, including alignment of investments with our strategy, and evaluating the effectiveness of investment decisions.
- Oversees management's resource allocation plans regarding infrastructure requirements.

- Reviews management's plans for business development, business acquisitions, and other significant business relationships, including alignment of opportunities with our strategic objectives, expected return on investment, and post-acquisition integration and performance of acquired businesses.

Committee members

Ms. Minnick (Chair)

Mr. Knauss

Ms. Leahy

Mr. Salazar

Mr. Stockton

Number of meetings during fiscal 2020

4



Risk & Compliance Committee

Responsibilities

- Assists the Board in overseeing management's identification and evaluation of our principal operating, business, and compliance and ethics risks (including information security, cybersecurity, data privacy, and workplace conduct).
- Oversees our risk management framework and the policies, procedures, and practices employed to manage risks.

- Oversees and monitors the effectiveness of our business ethics and compliance program.
- Supports the Audit & Finance Committee in oversight of compliance with legal and regulatory requirements.

Committee members

Mr. Salazar (Chair)

Mr. Baker

Mr. Barrett

Mr. Edwards

Number of meetings during fiscal 2020

3

Risk oversight

Overview

A summary of the current allocation of general risk oversight functions among management, the Board and its Committees is as follows:



Management

Identification, assessment, and management of risks

Board of Directors

Continuous oversight of overall risks, with emphasis on strategic risks

Audit & Finance Committee

Financial reporting, internal controls, and financial risks

Governance Committee

Governance structure, Board succession, corporate responsibility efforts and ESG reporting, and public policy and political engagement risks

Human Resources & Compensation Committee

Compensation policies, practices, and incentive-related risks, organizational talent and development, team member health and wellness, diversity and inclusion, and pay equity matters, and management succession risks

Infrastructure & Investment Committee

Risks related to capital expenditures, major expense commitments, and infrastructure needs

Risk & Compliance Committee

Principal operating, business, and compliance and ethics risks, including information security, cybersecurity, data privacy, and workplace conduct

The primary responsibility for the identification, assessment and management of the various risks that we face belongs with management. At the management level, risks are prioritized and assigned to senior leaders based on the risk's relationship to the leader's business area and focus. Those senior leaders develop plans to address the risks and measure the progress of risk management efforts. Our Chief Legal & Risk Officer provides centralized oversight of Target's enterprise risk management program. Our Chairman & CEO and his direct reports meet regularly with the Chief Legal & Risk Officer to identify, assess, and manage risks facing the business. In addition, the Chief Legal & Risk Officer and other enterprise risk management team members regularly meet with leaders of business areas to inform, coordinate, and manage the enterprise risk management program.

The Risk & Compliance Committee currently coordinates the oversight of different risks by the Board and each Committee, and is structured to support that coordination by having at least one director from each Committee included in its membership. The Board's oversight of the risks occurs as an integral and continuous part of the Board's oversight of our business and seeks to ensure that management has processes in place to deal appropriately with risk. For example, our principal strategic risks are reviewed as part of

the Board's regular discussion and consideration of our strategy, and the alignment of specific initiatives with that strategy. Similarly, at every meeting the Board reviews the principal factors influencing our operating results, including the competitive environment, and discusses with our senior executive officers the major events, activities, and challenges affecting the company.

The Board's ongoing oversight of risk also occurs at the Board Committee level on a more focused basis as detailed above. The Chief Legal & Risk Officer annually presents an overview of the enterprise risk management program to the Board's Risk & Compliance Committee and provides it with regular updates on the program and status of key risks facing the business. The Risk & Compliance Committee regularly receives updates on key risk areas from members of management with primary responsibility for managing those risk areas. In addition, the Risk & Compliance Committee and Audit & Finance Committee annually conduct a joint meeting to review legal and regulatory risk and compliance matters.

The following sections provide additional detail about risk oversight of the Pandemic and how risk oversight is currently exercised by the Board and its Committees over some other key areas.

The Pandemic

Throughout the Pandemic, management and the Board have increased their level of communications and interactions to address the evolving needs of our guests, our teams, and the communities we serve. In addition, we created a management-level task force to centrally assess, respond, manage and communicate throughout this crisis.

The Board has been actively monitoring and overseeing management's response to this crisis, including:

- **Safety and operations.** Implementing operational changes and increased safety and sanitation measures,
- **Team member pay and benefits.** Increasing pay for front-line team members and enhancing team member benefits to address specific needs arising from the Pandemic,

- **Supply chain.** Coordinating our stores, distribution centers, and suppliers so that the items our guests need most move quickly through our supply chain,
- **Communication.** Creating a dedicated website to communicate with guests, team members, and communities about our response to the Pandemic, store safety and sanitation measures, shopping tips, and frequently asked questions, and
- **Emergency succession planning.** Reviewing emergency succession plans in place for key leadership roles.

The actions taken by management and the Board as we responded to the Pandemic show how our risk oversight framework is able to adapt and quickly respond to unexpected risks that affect our business.

Information security, cybersecurity, and data privacy

Securing the information we receive and store about our guests, team members, vendors, and other third parties is important to us. We have systems in place to safely receive and store that information and to detect, contain, and respond to data security incidents. While everyone at Target plays a part in information security, cybersecurity, and data privacy, oversight responsibility is shared by the Board, its Committees, and management:

Responsible party	Oversight area for information security, cybersecurity, and data privacy
Board	Oversight of these topics within Target's overall risks
Risk & Compliance Committee	Delegated by the Board with primary oversight responsibility for information security, cybersecurity, and data privacy
Audit & Finance Committee	Internal controls designed to mitigate risks related to these topics
Management	Our Chief Information Officer, our Chief Information Security Officer, and senior members of our information security and compliance and ethics teams are responsible for identifying and managing risks related to these topics, and reporting to the Risk & Compliance Committee, Audit & Finance Committee, and/or the full Board

Management provides regular updates to the Board and/or Committees of the Board on these topics throughout the year and, at least annually, the Chief Information Security Officer provides an information security program review to the Risk & Compliance Committee to inform the Committee in its oversight of these topics.

Capital allocation

Management is responsible for developing and executing our capital allocation policy with oversight by the Board and its Committees. Our disciplined and balanced approach to capital allocation is based on the following priorities, ranked in order of importance:

Priorities	Description
1. Investing in our business	Fully invest in opportunities to profitably grow our business, create sustainable long-term value, and maintain our current operations and assets
2. Annual dividend	Maintain a competitive quarterly dividend and seek to grow it annually
3. Share repurchase	Return excess cash to shareholders by repurchasing shares within the limits of our credit rating goals

Our business generates more cash than we currently need to fully invest in the growth and long-term health of our business, so we return excess cash to shareholders through an appropriate balance of dividends and share repurchase. We believe that:

- our dividend should be competitive and sustainable,
- share repurchase is a necessary component of efficient capital allocation as it returns excess cash to shareholders after we have met our priorities of fully investing in our business and maintaining a competitive dividend, and

- cash returned to shareholders through share repurchase can be redeployed to its most productive use.

We use share repurchase to balance the levels of debt and equity on our balance sheet to support our credit rating goals, and have flexibility to adjust the level of share repurchase activity to respond to changes in our operating performance, investment opportunities, and the external environment. For example, at the onset of the Pandemic we temporarily suspended share repurchase activity.

The Board, its Committees, and management share responsibility for overseeing capital allocation among our three capital allocation priorities:

Responsible party	Oversight area for capital allocation
Board	Primary oversight responsibility over capital allocation policy, balancing the three capital allocation priorities appropriately for the growth and long-term health of our business, and authorizing dividends and share repurchase programs
Infrastructure & Investment Committee	Overall level of investments in our business and their alignment with our strategies and effectiveness in achieving appropriate returns
Audit & Finance Committee	Liquidity to support operations and investments, capacity for and competitiveness of annual dividends, execution of share repurchase activity, credit rating goals, and recommendations to the full Board on amount of dividends and share repurchase levels
Human Resources & Compensation Committee	Compensation effects of all capital allocation priorities on plan design, goal-setting process, performance updates, and payouts
Management	Identifying, executing on, and monitoring performance of investment opportunities that meet strategic and return criteria, monitoring dividend policy and periodically recommending changes to maintain a competitive dividend level, and executing the share repurchase program within authorized limits and at a pace that ensures liquidity, maintains our ability to capitalize on investment opportunities, and stays within the limits of our credit ratings goals

Environmental, social, and governance issues

Given the breadth of environmental, social, and governance (ESG) issues for a company of Target's size and scale, oversight of those issues occurs within our existing organizational framework for the Board and its Committees. In general:

Responsible party	Oversight area for ESG issues
Board	Oversees our strategic approach to sustainable long-term value creation consistent with our declared purpose of helping all families discover the joy of everyday life, approves major strategic initiatives in support of long-term goals, and addresses critical issues as they arise, such as Target's response to the Pandemic and efforts to address inequities and social justice reform
Governance Committee	Addresses ESG topics on a consolidated basis by allocating responsibilities for ESG topics among the Board and its Committees as part of its reviews of our charter documents, and overseeing our overall approach to corporate responsibility, including our materiality assessment process, the establishment of long-term ambitions and goals for ESG matters and reviewing our annual ESG or Corporate Responsibility Report
Human Resources & Compensation Committee	Oversees matters that impact our team, including training and development, team member health and wellness, diversity and inclusion, and pay equity matters
Risk & Compliance Committee	Oversees our principal operating, business and compliance and ethics risks, including environmental matters, responsible and ethical sourcing, cybersecurity and workplace conduct

At the management level, our ESG-related activities are led and coordinated by our Senior Vice President, Corporate Responsibility, who has regular interactions with the Governance Committee and the full Board. The Senior Vice President, Corporate Responsibility is responsible for:

- conducting regular materiality assessments to determine the topics of most significance to our stakeholders,
- collaborating with other members of management to instill ESG-related priorities into our business operations, including product design and development, sourcing and supply chain operations, and our new store development, and
- developing ESG-related goals and managing our ESG data, measurement, and reporting.

We report ESG topics in our annual Corporate Responsibility Report, which has extensive information on specific ESG areas and appendices that organize the information according to the most common reporting frameworks. Our most recent report is available on our website at *https://corporate.target.com/corporate-responsibility/goals-reporting.*

Management development and succession planning

One of the primary responsibilities of the Board is to ensure that Target has a high-performing management team. To meet that goal, the Board, the Human Resources & Compensation Committee, and management share responsibility for management development and succession planning:

Responsible party	Oversight area for management development and succession planning
Board	Oversight of these topics as part of its overall oversight role, including regular reviews of management development and succession planning to maximize the pool of internal candidates who can assume top management positions without undue interruption
Human Resources & Compensation Committee	Primary responsibilities for organizational talent and development and management succession planning, including regular reviews of executive performance, potential, and succession planning with a deeper focus than the full Board review, emphasizing career development of promising management talent
Management	The Chief Human Resources Officer and senior Human Resources leaders work with functional leaders across the company in developing and implementing programs to attract, assess, and develop management-level talent for possible future senior leadership positions

Director independence

The Board believes that a majority of its members should be independent directors. The Board annually reviews all relationships that directors have with Target to affirmatively determine whether the directors are independent. If a director has a material relationship with Target, that director is not independent. The listing standards of the NYSE also detail certain relationships that, if present, preclude a finding of independence. The Board affirmatively determined that all non-employee directors are independent. Mr. Cornell is the only employee director and is not independent.

In making its independence determination, the Board specifically considered the following transactions during fiscal 2020 and concluded that none of them impaired any director's independence:

- Mr. Baker serves as Executive Chairman of Ecolab Inc., from which we purchased supplies, merchandise, servicing, repairs, and food safety and compliance audits.
- Ms. Leahy serves President & Chief Executive Officer of CDW Corporation, from which we purchased supplies, merchandise, equipment, software, servicing, repairs, and maintenance.
- Mr. Salazar serves as a partner in WilmerHale, which provided legal services to us. Mr. Salazar does not personally provide any of the legal services to Target. In addition, WilmerHale represented to us that: (a) Mr. Salazar's compensation was not affected by the amount of legal services performed by WilmerHale for Target, (b) Mr. Salazar did not receive any of the fees from the Target relationship during each of the last three years, and (c) Mr. Salazar will not receive any of the fees from the Target relationship in the future.

Each of the transactions above involved amounts that represented an immaterial percentage of our, and the other entity's, revenues, and were well below the amounts that would preclude a finding of independence under the NYSE listing standards. In addition, none of the above transactions are related-party transactions because none of the directors have a direct or indirect material interest in the listed transactions.

In addition to the transactions described above, the Board also considered the following and concluded that none of them impaired any director's independence:

- Each director's length of service on the Board. Specifically, the Board determined that Ms. Minnick, who is up for re-election and has served on the Board for more than 12 years, continues to demonstrate the independence of judgment expected of an independent director.
- The employment of the son of Donald Knauss as a sales representative by a supplier from which we purchased wholesale merchandise during fiscal 2020. The relationship is discussed in more detail under "Policy on transactions with related persons."

Policy on transactions with related persons

The Board has adopted a written policy requiring that any transaction: (a) involving Target, (b) in which one of our directors, nominees for director, executive officers, or greater than five percent shareholders, or their immediate family members, have a direct or indirect material interest, and (c) where the amount involved exceeds $120,000 in any fiscal year, be approved or ratified by a majority of independent directors of the full Board or by a designated Committee of the Board. The Board has designated the Audit & Finance Committee as having responsibility for reviewing and approving all such transactions except those dealing with compensation of executive officers and directors, or their immediate family members, in which case it will be reviewed and approved by the Human Resources & Compensation Committee.

In determining whether to approve or ratify any such transaction, the independent directors or relevant Committee must consider, in addition to other factors deemed appropriate, whether the transaction is on terms no less favorable to Target than those involving unrelated parties. No director may participate in any review, approval, or ratification of any transaction if the director, or the director's immediate family member, has a direct or indirect material interest in the transaction.

We ratified two related party transactions in accordance with this policy during fiscal 2020. One of the transactions dealt with compensation of an immediate family member of one of our former executive officers, Stephanie Lundquist. Ms. Lundquist's sister joined Target in 2006, has been a team member in data sciences since that time and earned annual compensation of $143,740 in 2020, which is commensurate with the immediate family member's peers. In addition, the son of Donald Knauss, a non-employee director, is employed as a sales representative by a supplier from which Target purchases wholesale merchandise. Mr. Knauss's son represented the supplier in its relationship with Target Corporation during fiscal 2020. In fiscal 2020, we purchased approximately $6.7 million of merchandise from the supplier, which represented less than 0.01% of our annual revenues. Target's decisions regarding purchases of merchandise from its suppliers are made by team members in the merchandising departments and no member of the Board has any input or involvement in such decisions. The transaction involving Mr. Knauss's son did not affect Mr. Knauss's independence and, as indicated above under "Director independence," the Board affirmatively determined that Mr. Knauss is independent.

Business ethics and conduct

We are committed to conducting business ethically and lawfully. All of our directors and named executive officers, like all Target team members, are required to act at all times with honesty and integrity.

Our Code of Ethics, which applies to all Target team members, including our executive officers and Chief Accounting Officer & Controller, establishes expectations to guide ethical decision-making, including putting ethics into action, working together, maintaining trust, conducting business fairly, safeguarding what's ours, and caring for our world. Included within those topics is how we address conflicts of interest, fair dealing, required information disclosures and compliance with laws, rules and regulations, and prompt reporting. Our Code of Ethics also describes the means by which any employee can provide an anonymous report of an actual or apparent violation of our Code of Ethics.

Similarly, our directors are subject to a separate Code of Ethics contained within our Corporate Governance Guidelines, which is tailored to the unique role fulfilled by members of the Board and addresses conflicts of interest, corporate opportunities, maintaining confidentiality, compliance with laws, fair dealing, and compliance procedures.

On our website we disclose any amendments to, or waivers from, any provision of the applicable Code of Ethics involving our directors, executive officers, Chief Accounting Officer & Controller, or other persons performing similar functions.

Communications with directors and shareholder outreach

Shareholders and other interested parties seeking to communicate with any individual director or group of directors may send correspondence to Target Board of Directors, c/o Corporate Secretary, 1000 Nicollet Mall, TPS-2670, Minneapolis, Minnesota 55403 or email BoardOfDirectors@target.com, which is managed by the Corporate Secretary. The Corporate Secretary, in turn, has been instructed by the Board to forward all communications, except those that are clearly unrelated to Board or shareholder matters, to the relevant Board members.

We regularly engage in outreach efforts with our shareholders, both large and small, relating to our business, compensation practices, and environmental, social, and governance issues. We involve one or more independent directors in these conversations, as appropriate. While we benefit from an ongoing dialogue with many of our shareholders, we recognize that we have not communicated directly with all of our shareholders. If you would like to engage with us, please send correspondence to Target Corporation, Attn: Investor Relations, 1000 Nicollet Mall, TPN-0841, Minneapolis, Minnesota 55403 or email investorrelations@target.com.

Item one   Election of directors

Election and nomination process

Our election process is backed by sound corporate governance principles:

- All directors are elected annually.
- Directors are elected under a "majority voting" standard—each director in an uncontested election must receive more votes "For" his or her election than votes "Against" in order to be elected.
- An incumbent director who is not re-elected must promptly offer to resign. The Governance Committee will make a recommendation on the offer to the full Board, and the Board must accept or reject the offer within 90 days and publicly disclose its decision and rationale.

The Governance Committee is responsible for identifying individuals qualified to become Board members and making recommendations on director nominees to the full Board. The Committee considers the following factors in its efforts to identify potential director candidates:

- Input from the Board and management and feedback from our shareholders to identify the backgrounds and skill sets that are desired.
- Changes in our business strategy or operating environment and the future needs of the Board in light of anticipated director retirements under our Board tenure policies.

The criteria the Board follows in determining the composition of the Board are as follows:

- Directors are to have broad perspective, experience, knowledge, and independent judgment.
- The Board as a whole should consist predominantly of persons with strong business backgrounds that span multiple industries.
- The Board does not have a specific policy regarding consideration of gender, ethnic, or other diversity criteria in identifying director candidates, but understands the value of diversity and inclusion and has a strong history of gender and racial/ethnic diversity on the Board.

The Governance Committee periodically uses a third-party search firm to assist in identifying director candidates and will also consider recommendations from shareholders. Any shareholder who wants to recommend a candidate for the Governance Committee to consider nominating for the 2022 annual meeting of shareholders (the 2022 Annual Meeting) should submit a written request and related information to our Corporate Secretary no later than December 31, 2021 in order to allow for sufficient time to consider the recommendation. Shareholders may also nominate director candidates directly if they comply with our bylaws, which are described in more detail in Question 18 "How do I submit a proposal or nominate a director candidate for the 2022 Annual Meeting?" on page 72.

Board evaluations and refreshment

Self-evaluation	The Governance Committee, in consultation with the Lead Independent Director, annually leads the performance review of the Board and its Committees. The most recent Board self-evaluation, which was administered by the Corporate Secretary's Office, involved a survey completed by each director about the Board and the Committees on which the director served, followed by one-on-one conversations between the Lead Independent Director and each director seeking candid feedback. Following completion of those conversations the results were discussed by the full Board and each Committee. The annual self-evaluation has periodically been conducted by a third-party consultant, as appropriate.
	The self-evaluation process seeks to obtain each director's assessment of the effectiveness of the Board, the Committees and their leadership, Board and Committee composition, and Board/management dynamics. In addition, as part of the self-evaluation process the Board evaluates individual director performance through questions in the survey focused on obtaining candid feedback on individual directors and through the one-on-one conversations between the Lead Independent Director and each director.

The Board maintains tenure policies (contained in our Corporate Governance Guidelines) as a means of ensuring that the Board regularly benefits from a balanced mix of perspectives and experiences.

Tenure policies

Term limit Directors may not serve on the Board for more than **20** years	**Mandatory retirement** Directors must retire at the end of the term in which they reach age **72**	**Change in principal employment** Directors must offer to resign upon any substantial change in principal employment

Our current Board's composition represents a balanced approach to director tenure, allowing the Board to benefit from the experience of longer-serving directors combined with fresh perspectives from newer directors:

Tenure on board

Less than 5 years **3** directors	**5 to 10 years** **7** directors	**More than 10 years** **3** directors	**Average director tenure** **7.0** years

Gender diversity



31% female
69% male

Racial or ethnic diversity[1]



46% diverse
54% non-diverse

(1) *Our racially or ethnically diverse directors are Mr. Darden, Ms. Healey, Ms. Lozano, Mr. Rice, Mr. Salazar, and Mr. Stockton.*

On August 31, 2020, the Board elected Derica W. Rice to fill a vacancy on the Board. Mr. Rice was identified as a candidate by an independent director and was familiar to the Board based on his prior service on the Board from 2007 to 2018. Mr. Rice brings practical knowledge of executive management of complex, worldwide businesses, and extensive experience in a wide range of financial and accounting matters including management of worldwide financial operations, financial oversight, risk management, and the alignment of financial and strategic initiatives to the Board. You can view biographical information about Mr. Rice on page 28. On January 1, 2021, the Board elected Christine A. Leahy to fill a vacancy on the Board. Ms. Leahy was identified as a candidate by members of our management team other than the CEO. Ms. Leahy brings significant experience in strategic planning and leadership of complex organizations, technology and digital solutions, and operations and distribution to the Board. You can view biographical information about Ms. Leahy on page 27.

2021 nominees for director

After considering the recommendations of the Governance Committee, the Board has set the number of directors at 12 and nominated all current directors to stand for re-election, except for Calvin Darden who will depart the Board at the end of his current term. The Board believes that each of these nominees is qualified to serve as a director of Target and, in addition to the skills listed in the table below, the specific qualifications of each nominee that were considered by the Board follow each nominee's biographical description.

The Board believes that the combination of backgrounds, skills, and experiences has produced a Board that is well-equipped to exercise oversight responsibilities on behalf of Target's shareholders and other stakeholders. In addition, the following tables describe key characteristics of our business, the desired skills for those business characteristics, what those skills represent, and which independent members of our Board nominated for election at the 2021 Annual Meeting possess those skills, based on the directors self-identifying as having those skills.

Target's business characteristics	Desired skill	What the skill represents
Target is a large retailer that offers everyday essentials and fashionable, differentiated merchandise at discounted prices in stores and through digital channels.	**Retail Industry Experience**	**Large retail and/or consumer products company experience.**
Target's scale and complexity requires aligning many areas of our operations, including marketing, merchandising, supply chain, technology, human resources, property development, credit card servicing, and our community and charitable activities.	**Senior Leadership**	**Experience as executive officer level business leader and/or senior government leader.**
Our brand is the cornerstone of our strategy to provide a relevant and affordable differentiated shopping experience for our guests.	**Marketing / Brand Management**	**Marketing and/or managing well-known brands and/or the types of consumer products and services we sell.**
We operate a large network of stores and distribution centers.	**Real Estate**	**Real estate acquisitions and dispositions and/or property management experience.**
We have a large and global workforce, which represents one of our key resources, as well as one of our largest operating expenses.	**Workforce Management**	**Managing a large and/or global workforce.**
Our business has become increasingly complex as we have expanded our offerings as well as the channels in which we deliver our shopping experience. This increased complexity requires sophisticated technology infrastructure.	**Technology**	**Leadership and understanding of technology, digital platforms and new media, data security, and/or data analytics.**
Our business involves sourcing merchandise domestically and internationally from numerous vendors and distributing it through our network of distribution centers.	**Multi-National Operations / Supply Chain Logistics**	**Executive officer roles at multi-national organizations and/or in global supply chain operations.**
We are a large public company committed to disciplined financial and risk management, legal and regulatory compliance, and accurate disclosure.	**Finance / Risk Management**	**Public company management, financial stewardship, and/or enterprise risk management experience.**
To be successful, we must preserve, grow, and leverage the value of our reputation with our guests, team members, vendors, the communities in which we operate, and our shareholders.	**Public Affairs / Reputation**	**Public sector experience and/or community relations or public company governance expertise.**

Desired skill	Mr. Baker	Mr. Barrett	Mr. Edwards	Ms. Healey	Mr. Knauss	Ms. Leahy	Ms. Lozano	Ms. Minnick	Mr. Rice	Mr. Salazar	Mr. Stockton
Retail Industry Experience			✔	✔	✔		✔	✔	✔		
Senior Leadership	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Marketing / Brand Management	✔		✔	✔	✔		✔	✔			✔
Real Estate	✔		✔						✔	✔	✔
Workforce Management	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Technology			✔			✔	✔	✔		✔	
Multi-National Operations / Supply Chain Logistics	✔	✔	✔	✔	✔	✔		✔	✔		
Finance / Risk Management	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Public Affairs / Reputation	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔

We believe that all nominees will be able and willing to serve if elected. However, if any nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors.



Douglas M. Baker, Jr.

Age 62

Director since 2013

Lead Independent Director[1]

Committees
- Governance (Chair)
- Risk & Compliance

Background

Douglas M. Baker, Jr. is Executive Chairman of Ecolab Inc., a provider of water and hygiene services and technologies for the food, hospitality, industrial, and energy markets. He has served in this role since January 2021. He previously served Ecolab as Chairman of the Board & Chief Executive Officer from May 2006 to December 2020 and Chief Executive Officer from July 2004 to April 2006. Mr. Baker previously held various other leadership positions within Ecolab, including President and Chief Operating Officer.

Qualifications

Mr. Baker provides the Board with valuable global marketing, sales, and general management experience, as well as operational and governance perspectives. His recent role as CEO of a large publicly-held company provides the Board with additional top-level perspective in organizational management.

Other public company boards

Current	Within past five years
Ecolab Inc.	U.S. Bancorp

(1) Monica Lozano was elected as Lead Independent Director to succeed Mr. Baker, effective after the 2021 Annual Meeting.



George S. Barrett

Age 66

Director since 2018

Independent

Committees
- Human Resources & Compensation
- Risk & Compliance

Background

George S. Barrett is the former Chairman & Chief Executive Officer of Cardinal Health, Inc., a global integrated healthcare services and products company. He held that position from August 2009 until the end of 2017, when he became Executive Chairman, a position he held until November 2018. Mr. Barrett previously held a number of executive positions with global pharmaceutical manufacturer Teva Pharmaceutical Industries Ltd., including Chief Executive Officer of its North American business and Executive Vice President for global pharmaceuticals.

Qualifications

Through his services in leadership positions with companies in the healthcare industry for over 30 years, Mr. Barrett provides the Board with extensive experience in the areas of executive leadership, distribution and manufacturing operations, regulatory compliance, finance, strategic planning, human resources, and corporate governance.

Other public company boards

Current	Within past five years
Montes Archimedes Acquisition Corp.	Cardinal Health, Inc.



Brian C. Cornell

Age 62

Director since 2014

Committees
- None

Background

Brian C. Cornell has served as Chairman of the Board & Chief Executive Officer of Target Corporation since August 2014. Mr. Cornell previously served as Chief Executive Officer of PepsiCo Americas Foods, a division of PepsiCo, Inc. He also served as Chief Executive Officer & President of Sam's Club, a division of Wal-Mart Stores, Inc., and as an Executive Vice President of Wal-Mart Stores, Inc.

Qualifications

Through his more than 30 years in escalating leadership positions at leading retail and global consumer product companies, including three CEO roles and more than two decades doing business in North America, Asia, Europe, and Latin America, Mr. Cornell provides meaningful leadership experience and retail knowledge. His experience includes time as both a vendor partner and a competitor to Target, and he brings insights from those roles to the company today.

Other public company boards

Current	**Within past five years**
Yum! Brands, Inc.	None



Robert L. Edwards

Age 65

Director since 2015

Independent

Committees
- Audit & Finance (Chair)
- Risk & Compliance

Background

Robert L. Edwards is the former President & Chief Executive Officer of Safeway Inc., a United States food and drug retail company. He also served as President & Chief Executive Officer of AB Acquisition LLC, a North American food and drug retail company due to Albertsons' acquisition of Safeway Inc. Mr. Edwards previously held several other executive level positions with Safeway Inc., including President & Chief Financial Officer and Executive Vice President & Chief Financial Officer. He also held executive positions at Maxtor Corporation and Imation Corporation.

Qualifications

Mr. Edwards provides the Board with substantial food and drug retail expertise and perspectives. In addition, his prior experiences as a CEO of a large publicly-held company and as CFO of multiple public companies provide the Board with extensive public company accounting and financial reporting expertise and a top-level perspective in organizational management.

Other public company boards

Current	**Within past five years**
None	Blackhawk Network Holdings, Inc.



Melanie L. Healey

Age 60

Director since 2015

Independent

Committees
- Governance
- Human Resources & Compensation

Background

Melanie L. Healey is the former Group President, North America, of The Procter & Gamble Company, one of the world's leading providers of branded consumer packaged goods. Ms. Healey also served as Group President & Advisor to the Chairman & Chief Executive Officer of The Procter & Gamble Company. Ms. Healey held a number of other leadership roles at Procter & Gamble, including Group President, Global Health, Feminine and Adult Care Sector. Prior to working at Procter & Gamble, Ms. Healey served in a variety of marketing leadership roles for Johnson & Johnson and S.C. Johnson & Sons.

Qualifications

Ms. Healey provides the Board with valuable strategic, branding, distribution, and operating experience on a global scale obtained over her more than 30-year career in the consumer goods industry at three multinational companies. Her deep experience in marketing, including her 18 years outside the United States, provides the Board with strategic and operational leadership and critical insights into brand building and consumer marketing trends globally.

Other public company boards

Current	Within past five years
Hilton Worldwide Holdings Inc.	None
PPG Industries, Inc.	
Verizon Communications Inc.	



Donald R. Knauss

Age 70

Director since 2015

Independent

Committees
- Human Resources & Compensation
- Infrastructure & Investment

Background

Donald R. Knauss is the former Chairman & Chief Executive Officer of The Clorox Company, a leading multinational manufacturer and marketer of consumer and professional products. He also served as Executive Chairman of The Clorox Company. Mr. Knauss previously served as Executive Vice President and Chief Operating Officer of Coca-Cola North America and in various other senior management roles for its subsidiary businesses, and held various marketing and sales positions with PepsiCo, Inc. and The Procter & Gamble Company. Mr. Knauss also served as an Officer in the United States Marine Corps.

Qualifications

Mr. Knauss possesses substantial senior management level experience in a variety of areas, including branded consumer products and consumer dynamics, manufacturing and supply chain, the retail environment, and sales and distribution, which strengthens the Board's collective knowledge, capabilities, and experience.

Other public company boards

Current	Within past five years
Kellogg Company	None
McKesson Corporation	



Christine A. Leahy

Age 56

Director since 2021

Independent

Committees
- Audit & Finance
- Infrastructure & Investment

Background

Christine A. Leahy is the President and Chief Executive Officer of CDW Corporation, a multi-brand technology solutions provider to business, government, education, and healthcare customers. She has served in this role since January 2019. She previously served CDW Corporation as Chief Revenue Officer from July 2017 to December 2018, Senior Vice President–International from May 2016 to July 2017, and Chief Legal Officer/General Counsel and Corporate Secretary from January 2002 to July 2017. Before joining CDW Corporation, she was a corporate partner in the Chicago office of Sidley Austin.

Qualifications

Ms. Leahy provides the Board significant experience in strategic planning and leadership of complex organizations, technology and digital solutions, and operations and distribution.

Other public company boards

Current	Within past five years
CDW Corporation	None



Monica C. Lozano

Age 64

Director since 2016

Independent[1]

Committees
- Human Resources & Compensation (Chair)
- Governance

Background

Monica C. Lozano is President and Chief Executive Officer of The College Futures Foundation, a position she has held since December 2017. She also co-founded The Aspen Institute Latinos and Society Program and served as Chair of its Advisory Board from January 2015 to October 2019. Ms. Lozano previously served as Chairman of U.S. Hispanic Media, Inc., a leading Hispanic news and information company. Ms. Lozano previously served in the roles of Chair and Chief Executive Officer of ImpreMedia, LLC, a wholly owned subsidiary of U.S. Hispanic Media, Inc. Ms. Lozano also served as Chief Executive Officer and Publisher of La Opinion, a subsidiary of ImpreMedia, LLC, and in several management-level roles with the company.

Qualifications

Ms. Lozano possesses substantial senior management experience in areas such as operations, strategic planning and marketing, including multi-media content. She also has a deep understanding of issues that are important to Hispanics, a growing U.S. demographic. Ms. Lozano has board-level experience overseeing large organizations with diversified operations on matters such as governance, risk management, and financial reporting.

Other public company boards

Current	Within past five years
Apple Inc.	The Walt Disney Company
Bank of America Corporation	

(1) Monica Lozano was elected as Lead Independent Director to succeed Mr. Baker, effective after the 2021 Annual Meeting.



Mary E. Minnick

Age 61

Director since 2005

Independent

Committees
- Infrastructure & Investment (Chair)
- Audit & Finance

Background

Mary E. Minnick is Chairman of Digital Media Solutions, a publicly traded, leading global adtech company leveraging proprietary technology to connect consumers with advertisers, a position she has held since July 2020. Previously, she served as a Partner of Lion Capital LLP, a consumer-focused private investment firm, from 2007 to 2018. Ms. Minnick had a 23-year career with The Coca-Cola Company, a manufacturer, marketer and distributor of nonalcoholic beverage concentrates and syrups, and served in a variety of senior management positions, including Chief Operating Officer of the Asian region, Division President roles in the Japan, South Pacific and Asian regions, and ending as the company's Chief Marketing Officer and Global President of Strategy and Innovation.

Qualifications

Ms. Minnick provides the Board with substantial expertise in operations management, building brand awareness, product development, marketing, distribution, and sales on a global scale obtained over her career with The Coca-Cola Company. Her current position as Chairman of Digital Media Solutions provides the Board with additional insights into digital marketing and public company governance. Her previous position with Lion Capital provides the Board with additional insights into the retail business and consumer marketing trends outside the United States.

Other public company boards

Current	Within past five years
Digital Media Solutions, Inc.	Glanbia plc
Leo Holdings Corp. II	Heineken NV
Leo Holdings III Corp	The WhiteWave Foods Company



Derica W. Rice

Age 56

Director since 2020

Independent

Committees
- Audit & Finance
- Governance

Background

Derica W. Rice is the former Executive Vice President of CVS Health Corporation, a provider of health services and plans in the United States, and former President of CVS Caremark, the pharmacy benefits management business of CVS Health Corporation. He served in those positions from March 2018 to February 2020. Mr. Rice previously held several other executive level positions over nearly three decades with Eli Lilly and Company, a pharmaceutical company, including Executive Vice President, Global Services from January 2010 through December 2017 and Chief Financial Officer from May 2006 through December 2017. He also previously served on Target Corporation's board of directors from September 2007 to January 2018.

Qualifications

Mr. Rice's career has provided him with practical knowledge of executive management of complex, worldwide businesses, and extensive experience in a wide range of financial and accounting matters including management of worldwide financial operations, financial oversight, risk management, and the alignment of financial and strategic initiatives.

Other public company boards

Current	Within past five years
Bristol-Myers Squibb	Target Corporation
The Carlyle Group Inc.	
The Walt Disney Company	



Kenneth L. Salazar

Age 66

Director since 2013

Independent

Committees
- Risk & Compliance (Chair)
- Infrastructure & Investment

Background

Kenneth L. Salazar is a Partner at WilmerHale, a full service business law firm, a position he has held since June 2013. Mr. Salazar previously served as the U.S. Secretary of the Interior. He also served Colorado as a U.S. Senator and as Attorney General. Mr. Salazar serves on the Mayo Clinic Board of Trustees and is a member of its Audit & Compliance Committee, Finance & Investment Committee, and Information Management & Technology Governance Committee. Mr. Salazar and his family are farmers and ranchers in Colorado.

Qualifications

Mr. Salazar has substantial public policy and executive level management experience at both the state and federal levels. Mr. Salazar provides the Board with additional insights on public policy issues, government regulation, and leadership on matters involving multiple stakeholder stewardship.

Other public company boards

Current	Within past five years
None	None



Dmitri L. Stockton

Age 57

Director since 2018

Independent

Committees
- Audit & Finance
- Infrastructure & Investment

Background

Dmitri L. Stockton is the former Senior Vice President & Special Advisor to the Chairman of General Electric Company, a global infrastructure and technology conglomerate. He held that position from July 2016 to March 2017. He served as Chairman, President, & Chief Executive Officer of GE Asset Management Incorporated, a global asset management company, and Senior Vice President of General Electric Company from May 2011 to December 2016. Mr. Stockton previously served as President & Chief Executive Officer of GE Capital Global Banking and Senior Vice President of General Electric Company based in London, President & Chief Executive Officer of GE Consumer Finance, Central & Eastern Europe, and Vice President of General Electric Company.

Qualifications

Mr. Stockton's 30 year career with General Electric Company has provided him with substantial experience in managing worldwide financial operations. His expertise gives the Board additional skills in the areas of leadership, financial oversight, risk management, consumer banking, asset management, employee benefits, governance, regulatory compliance, and the alignment of financial and strategic initiatives.

Other public company boards

Current	Within past five years
Deere & Company	None
Ryder System, Inc.	
Stanley Black & Decker, Inc.	

⊙ **The Board recommends that shareholders vote For each of the nominees named above for election to our Board.**

Stock ownership information

Stock ownership guidelines

Stock ownership that must be disclosed in the 2021 Proxy Statement includes shares directly or indirectly owned and shares issuable or options exercisable that the person has the right to acquire within 60 days. Our stock ownership guidelines vary from the SEC's required ownership disclosure in that they do not include any options, but do include share equivalents held under deferred compensation arrangements as well as unvested restricted stock units (RSUs) and performance-based RSUs (PBRSUs) at the minimum share payout. Further, our stock ownership guidelines do not include shares that are subject to a mandatory post-exercise holding period (while the shares are subject to that holding period). We believe our stock ownership guidelines for our directors and executive officers are aligned with shareholders' interests because the guidelines reflect equity that has economic exposure to both upside and downside risk.

Ownership guidelines by position	Directors	CEO	Other NEOs
	Fixed value of $500,000	7x base salary	3x base salary

Equity used to meet stock ownership guidelines

Yes
- Outstanding shares that the person beneficially owns or is deemed to beneficially own, directly or indirectly, under the federal securities laws.
- PBRSUs (at their minimum share payout, which is 75% of the at-goal payout level) and RSUs, whether vested or unvested.
- Deferred compensation amounts that are indexed to Target common stock, but ultimately paid in cash.

No
- Options, regardless of when they are exercisable.
- Performance Share Units (PSUs) because their minimum share payout is 0% of the at-goal payout level.
- Shares that are subject to a mandatory post-exercise holding period (while the shares are subject to that holding period).

All directors and executive officers are expected to achieve the required levels of ownership under our stock ownership guidelines before the end of the fifth full fiscal year occurring after their election or appointment (the Compliance Date). If a director or executive officer has not satisfied the ownership guideline amounts on the Compliance Date, they must retain all shares acquired on the vesting of equity awards or the exercise of stock options (in all cases net of exercise costs and taxes) until the required level of ownership is achieved. In addition, if an executive officer is below the ownership guideline amounts before the Compliance Date, they must retain at least 50% of all shares acquired on the vesting of equity awards or the exercise of stock options (in all cases net of exercise costs and taxes) until the required level of ownership is achieved.

The following table shows the holdings of our current directors and named executive officers (NEOs) recognized for purposes of our stock ownership guidelines as of April 6, 2021 and the respective ownership guidelines calculations.

	RSUs & PBRSUs	Share equivalents	Other shares held (not subject to post-exercise holding period)[1]	Total stock ownership for guidelines (# of shares)[1]	Stock ownership guidelines calculation
Directors					**Total value[2]**
Douglas M. Baker, Jr.	27,691	0	0	27,691	$ 5,688,562
George S. Barrett	9,518	0	0	9,518	$ 1,955,283
Calvin Darden	36,497	898	0	37,395	$ 7,682,018
Robert L. Edwards	15,268	0	10,000	25,268	$ 5,190,805
Melanie L. Healey	14,665	0	0	14,665	$ 3,012,631
Donald R. Knauss	15,268	0	11,228	26,496	$ 5,443,169
Christine A. Leahy[3]	1,376	0	0	1,376	$ 282,672
Monica C. Lozano	13,408	0	0	13,408	$ 2,754,405
Mary E. Minnick	77,045	513	886	78,444	$ 16,114,850
Derica W. Rice	2,583	0	0	2,583	$ 530,626
Kenneth L. Salazar	21,308	0	0	21,308	$ 4,377,302
Dmitri L. Stockton	10,228	0	0	10,228	$ 2,101,138
Current named executive officers					**Multiple of base salary[2]**
Brian C. Cornell	99,340	9,495	214,306	323,141	47.4
Michael J. Fiddelke	12,741	0	12,595	25,336	7.2
John J. Mulligan	43,205	0	207,342	250,547	51.5
Michael E. McNamara	28,952	0	73,181	102,133	28.9
Don H. Liu	21,604	0	39,718	61,322	19.4

(1) The "Total stock ownership for guidelines" calculation, like the required disclosure of "Total shares beneficially owned" on page 32, includes "Other shares held" but differs by (a) excluding (i) all options, regardless of whether they can be converted into common stock on or before June 5, 2021 and (ii) shares that are subject to a mandatory post-exercise holding period (while the shares are subject to that holding period) and (b) including (i) share equivalents that are held under deferred compensation arrangements and (ii) RSUs and PBRSUs (at their minimum share payout, which is 75% of the at-goal payout level), whether vested or unvested, even if they will be converted into common stock more than 60 days from April 6, 2021.

(2) Based on closing stock price of $205.43 as of April 6, 2021.

(3) Ms. Leahy joined the Board on January 1, 2021. She currently complies with our stock ownership guidelines because she has five years from the start of fiscal 2021 to meet the required $500,000 stock ownership level.

Beneficial ownership of directors and officers

The following table includes information about the shares of Target common stock (our only outstanding class of equity securities) which are beneficially owned on April 6, 2021 or which the person has the right to acquire within 60 days of that date for each director, named executive officer in the "Summary compensation table" on page 50, and all current Target directors and executive officers as a group.

Directors	Shares issuable within 60 days[1]	Stock options exercisable within 60 days	Other shares held	Total shares beneficially owned[2]
Douglas M. Baker, Jr.	26,938	5,570	0	32,508
George S. Barrett	8,284	0	0	8,284
Calvin Darden	35,744	0	0	35,744
Robert L. Edwards	14,515	0	10,000	24,515
Melanie L. Healey	13,912	0	0	13,912
Donald R. Knauss	14,515	0	11,228	25,743
Christine A. Leahy	623	0	0	623
Monica C. Lozano	12,655	0	0	12,655
Mary E. Minnick	75,738	0	886	76,624
Derica W. Rice	1,349	0	0	1,349
Kenneth L. Salazar	20,555	3,601	0	24,156
Dmitri L. Stockton	8,994	0	0	8,994
Named executive officers				
Brian C. Cornell	0	0	310,237	310,237
Michael J. Fiddelke	0	0	25,031	25,031
John J. Mulligan	0	0	248,461	248,461
Michael E. McNamara	0	0	121,637	121,637
Don H. Liu	0	0	81,535	81,535
All current directors and executive officers				
As a group (25 persons)	233,822	174,361	1,012,770[3]	1,420,953

(1) Includes shares of common stock that the named individuals may acquire on or before June 5, 2021 pursuant to the conversion of vested RSUs into common stock.

(2) All directors and executive officers as a group own less than 1% of Target's outstanding common stock. The persons listed have sole voting and investment power with respect to the shares listed.

(3) Includes shares of common stock owned by executive officers in the Target Corporation 401(k) Plan (Target 401(k) Plan) as of April 6, 2021.

Beneficial ownership of Target's largest shareholders

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than five percent of our common stock:

Name and address of >5% beneficial owner	Number of common shares beneficially owned	Percent of class[1]
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	43,100,482[2]	8.7%
State Street Corporation One Lincoln Street Boston, Massachusetts 02111	37,603,636[3]	7.6%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	37,134,621[4]	7.5%

(1) Based on shares outstanding on April 6, 2021.

(2) The Vanguard Group (Vanguard) reported its direct and indirect beneficial ownership on a Schedule 13G/A filed with the SEC on February 10, 2021. The filing indicates that as of December 31, 2020, Vanguard had sole voting power for 0 shares, shared voting power for 816,210 shares, sole dispositive power for 40,913,837 shares, and shared dispositive power for 2,186,645 shares.

(3) State Street Corporation (State Street), as a parent holding company, reported its direct and indirect beneficial ownership in various fiduciary capacities (including as trustee under the Target 401(k) Plan) on a Schedule 13G/A filed with the SEC on February 24, 2021. The filing indicates that as of December 31, 2020, State Street had sole voting power for 0 shares, shared voting power for 34,725,712 shares, sole dispositive power for 0 shares, and shared dispositive power for 37,550,717 shares, and that State Street Global Advisors Trust Company (SSgA Trust), a subsidiary of State Street, had sole voting power for 0 shares, shared voting power for 10,874,413 shares, sole dispositive power for 0 shares, shared dispositive power for 26,613,525 shares, and beneficial ownership of 26,629,858 shares. Based on that information, SSgA Trust is also a >5% beneficial owner, holding 5.4% of Target's outstanding common shares.

(4) BlackRock, Inc. (BlackRock) reported its direct and indirect beneficial ownership on a Schedule 13G/A filed with the SEC on February 1, 2021. The filing indicates that as of December 31, 2020, BlackRock had sole voting power for 31,752,473 shares, shared voting power for 0 shares, sole dispositive power for 37,134,621 shares, and shared dispositive power for 0 shares.

Human Resources & Compensation Committee Report

The Human Resources & Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on this review and discussion, the Human Resources & Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the 2020 Annual Report and the 2021 Proxy Statement.

Human Resources & Compensation Committee

Monica C. Lozano, Chair
George S. Barrett
Calvin Darden
Melanie L. Healey
Donald R. Knauss

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (CD&A) focuses on how our Named Executive Officers (NEOs) were compensated for fiscal 2020 (February 2, 2020 through January 30, 2021) and how their fiscal 2020 compensation aligned with our pay for performance philosophy.

For fiscal 2020, our NEOs were:

Name and principal position		
	Brian C. Cornell	Chairman & Chief Executive Officer
	Michael J. Fiddelke	Executive Vice President & Chief Financial Officer
	John J. Mulligan	Executive Vice President & Chief Operating Officer
	Michael E. McNamara	Executive Vice President & Chief Information Officer
	Don H. Liu	Executive Vice President and Chief Legal & Risk Officer

Executive summary

Throughout fiscal 2020, Target served as a dependable essential retailer for consumers as our country faced multiple challenges, including unprecedented economic hardship brought on by the Pandemic and growing demands for social justice. Despite the dramatic impact of these challenges on our business, our team delivered outstanding results, following years of investment in our strategy and assets. Our multi-year plan to develop new capabilities established a strong foundation prior to 2020, and as a result, guests increasingly relied on our suite of fulfillment services and multi-category assortment to make Target their one-stop shopping destination.

Our 2020 performance demonstrates the durability and sustainability of the business model, which enabled Target to satisfy the explosive growth in guest demand for same-day services. More than ever, in 2020 we integrated our store and digital platforms, successfully using our stores as hubs for digital fulfillment to meet the essential needs of our guests. As a result, guests benefited from Drive Up and Shipt fulfillment services, which experienced comparable sales growth of more than 600% and 300%, respectively. Our digitally originated sales grew exponentially, with comparable sales growth of 145% in addition to stores originated comparable sales growth of more than 7%, resulting in our full-year comparable sales growth of nearly 20 percent.

We accomplished these results while upholding our purpose and core values. Without hesitation, significant investment decisions were made in support of the well-being, health and safety of our team, guests, and communities. With respect to our team of more than 350,000 team members, incremental investments totaling over $1 billion included:

- paid leaves for team members most susceptible to COVID-19 infection,
- premium pay for front-line team members,
- wellness resources, including virtual healthcare and mental health resources,
- personal protective equipment, plexiglass dividers, and rigorous sanitizing operations to ensure a safe physical work environment,
- donations to the Target Team Member Giving Fund in support of COVID-19 relief efforts,
- acceleration of previously announced commitment to institute a $15 per hour starting wage, and
- recognition and performance bonuses throughout the year, as illustrated by the following timeline:

April 2020	July 2020	October 2020	January 2021
Paid bonuses ranging from $250-$1,500 to 20,000 store team leads.	Paid bonuses to 350,000+ frontline team members, including $200 bonuses to all hourly team members at stores and distribution centers and $1,000-$2,000 bonuses to frontline leaders.	Paid bonuses of $200 to 350,000+ frontline team members.	Paid bonuses to 375,000+ frontline team members, including $500 bonuses to all hourly team members at stores and distribution centers and $1,000-$2,000 bonuses to frontline leaders.

These actions taken by management led to strong team member engagement throughout 2020. Our team's ability to adapt and overcome the unpredictable circumstances of 2020 was key to the success of our operations. The integration of our strategies, fulfillment capabilities, and multi-category assortment set Target apart from other essential retailers. We delivered exceptional results, gaining approximately $9 billion in market share, reflecting share gains across each of our core merchandising categories. Our sales grew more than $15 billion during fiscal 2020, more than we grew in the prior 11 years. In addition, we reached a record high full-year Adjusted EPS of $9.42.

Throughout a year of unprecedented challenge and complexity, management balanced the needs of all stakeholders while delivering superior results:



Comparable sales growth	Digital comparable sales growth	Adjusted earnings per share (EPS) growth[1]	After-tax return on invested capital (ROIC)[2]
19.3%	145%	47.4%	23.5%

Incremental investment in team member pay, benefits, and safety	5% of profits given to communities[3]	Capital invested in the business
+$1.0B	$245M	$2.6B

Total Shareholder Return (TSR)



	1 year	3 year	5 year
	67%	170%	193%

(1) Adjusted EPS, a non-GAAP metric, excludes the impact of certain items. See page 23 of the 2020 Annual Report for a reconciliation of Adjusted EPS to GAAP diluted earnings per share from continuing operations (EPS) and page 18 of the 2020 Annual Report for the calculation of the "Adjusted EPS growth" provided above.

(2) ROIC is a ratio based on GAAP information, with the exception of the add-back of operating lease interest to operating income. The calculation of the number provided above is disclosed on page 24 of the 2020 Annual Report.

(3) Calculated based upon the average of the prior two years of pre-tax profits. Includes cash and in-kind donations.

The pay programs described throughout our CD&A are structured based on financial and operational performance and shareholder outcomes. Incentive payouts based on 2020 performance stemmed from years of ambitious investments towards a durable business model.

Shareholder support for our 2020 advisory vote on executive compensation and shareholder outreach program

At the 2020 Annual Meeting, shareholders approved our Say on Pay proposal in support of our executive compensation program by a vote of 93.6%, consistent with the 2019 vote of 94.8% and 2018 vote of 94.9%. We believe open dialogue with our shareholders and incorporation of their feedback into our executive compensation program have been instrumental in obtaining shareholder support for our compensation program.

We regularly communicate with our shareholders relating to a variety of topics and involve one or more independent directors in these conversations, as appropriate. We use the information gathered through these outreach efforts to help inform our compensation decisions. We look forward to continued dialogue on compensation matters and other issues relevant to our business.

Pay for performance

We have a long-standing belief that our executive compensation should directly reflect our organization's performance with substantial emphasis on the creation of long-term value for our shareholders. We do that by providing our NEOs a mix of base salary, short-term, and long-term incentives with compensation opportunities measured by a variety of time horizons to balance our near-term and long-term strategic goals.

Annual total direct compensation (Annual TDC) is the summed at-goal value of each pay component and is used by the Human Resources & Compensation Committee as the measure of the intended total value of pay at the time the pay decision is made,

understanding that the actual amount earned will be higher or lower based on actual performance.

Consistent with our guiding principles, 91% of CEO Annual TDC and 83% of other NEO Annual TDC is performance-based. In addition, 100% of our annual long-term incentive (LTI) grants feature relative performance-based metrics.

Importantly, the financial metrics we use for our pay programs are either based directly on Generally Accepted Accounting Principles (GAAP) financial measures, or in the specific circumstances where they are not, we explain how and why they differ from GAAP.



Annual CEO pay mix[1]

- Base 9%
- STIP 18%
- PSUs 44%
- PBRSUs 29%

performance-based 91%

Annual other NEOs pay mix[1]

- Base 17%
- STIP 17%
- PSUs 40%
- PBRSUs 26%

performance-based 83%

(1) Annual TDC differs from the "Total" for fiscal 2020 in the "Summary compensation table" on page 50 because it (a) includes short-term incentive plan (STIP) opportunity at-goal as approved, rather than the actual payout that was earned, (b) includes the annual PSU and PBRSU grants based on the dollar value used by the Human Resources & Compensation Committee in determining the number of shares granted, rather than the aggregate grant date fair value of awards, as computed in accordance with FASB ASC Topic 718, and (c) excludes the items shown under the "Change in pension value and nonqualified deferred compensation earnings" and "All other compensation" columns.

<table>
<tr><td>**How annual CEO pay is tied to performance**</td><td>The following pay elements are performance-based and represent a significant percentage of Annual TDC. The payout ranges below are based on awards outstanding as of the end of fiscal 2020.

● **STIP** — Payouts range from 0% to 200% of goal depending on Sales, Incentive Operating Income, and the assessment of the Team Scorecard.

● **PSUs** — Payouts range from 0% to 200% of goal depending on Adjusted Sales growth, EPS growth, and ROIC performance relative to our retail peer group. Payout value is also tied to stock price performance.

● **PBRSUs** — Payouts range from 75% to 125% of goal depending on total shareholder return (TSR) performance relative to our retail peer group. Payout value is also tied to stock price performance.</td></tr>
</table>

Performance highlights

The following graphs highlight our historical performance on key metrics that we used in our executive compensation programs over each of the last three years. The metrics used in our compensation program are described in more detail in the CD&A narratives for each compensation element, as well as in the footnotes below.



(1) Sales is as reported on page 35 of the 2020 Annual Report. We use Sales as reported above as one of the metrics in both our PSU and STIP compensation elements.

(2) Operating Income is as reported on page 35 of the 2020 Annual Report and provides the basis for Incentive Operating Income, which is one of the metrics we use in our STIP compensation element. Incentive Operating Income, a non-GAAP metric, represents Operating Income on a pre-short-term-incentive compensation basis and is calculated by excluding short-term incentive expense from our Operating Income.

(3) Diluted earnings per share (EPS) from continuing operations is as reported on page 35 of the 2020 Annual Report. We use EPS as reported above as one of the metrics in our PSU compensation element.

(4) ROIC is a ratio based on GAAP information, with the exception of the add-back of operating lease interest to operating income. For fiscal 2020 and fiscal 2019 it is as reported on page 24 of the 2020 Annual Report and, for fiscal 2018, page 22 of our annual report on Form 10-K for fiscal 2019 (2019 Annual Report). We use ROIC as reported above as one of the metrics in our PSU compensation element.

Incentive measures and actual performance

Actual payouts vary based on performance against goals approved by the Human Resources & Compensation Committee at the beginning of the performance period. Our ongoing incentive programs have a proven track record of variable payouts based on performance over time.

- Our STIP is based on a combination of annual absolute financial goals and progress made toward key strategic priorities. As shown in the table below, our financial component and team scorecard resulted in a maximum payout. For further discussion of our fiscal 2020 financial goals and performance, refer to page 41. For additional information on our 2020 team scorecard assessment, refer to page 42.

- 100% of our ongoing LTI program features performance-based metrics and is tied to relative performance versus our retail peers over a three-year time period.

	Weight		Goal[1]		Result[1]		Actual performance percentage of goal	Actual payout percentage of goal
2020 STI Performance Metrics	80%	**Sales**	$	80,110	$	92,400	115.3%	160%
		Incentive Operating Income[2]	$	5,198	$	7,176	138.0%	
	20%	**Team Scorecard**					N/A	40%
							Total	200**%**

			Performance rank relative to peers	Payout percentage	Total Payout
2018-2020 LTI Performance Metrics	**PSUs**	Adjusted sales growth	5 of 19	186%	150.5%
		EPS growth	7 of 19	120%	
		ROIC	5 of 19	146%	
			Performance rank relative to peers	TSR[3]	Total Payout
	PBRSUs	TSR	1 of 17	191%	125%

(1) In millions.

(2) Refer to "Performance highlights" tables and footnotes on page 38 for a description of how Incentive Operating Income is calculated from our financial statements.

(3) TSR is calculated based on the stock price of each company on the first and last day of the performance period using the average of each company's stock price for the 90 calendar days immediately preceding the two measurement dates.

Our framework for executive compensation

Guiding principles

We believe executive compensation should be directly linked to performance and long-term value creation for our shareholders. With that in mind, three principles guide our compensation program:

● Deliver on our pay for performance philosophy in support of our strategy.
● Provide a framework that encourages outstanding financial results and shareholder returns over the long-term.
● Attract, retain, and motivate a premier management team to sustain our distinctive brand and its competitive advantage in the marketplace.

A significant portion of our executive compensation is at risk and, therefore, may vary from targeted compensation based upon the level of achievement of specified performance objectives and stock price performance.

Elements of Annual TDC[1]

	Element	Key characteristics	Link to shareholder value	How we determine amount
Fixed	**Base salary**	Fixed compensation component payable in cash, representing less than 20% of Annual TDC for our NEOs. Reviewed annually and adjusted when appropriate.	A means to attract and retain talented executives capable of driving superior performance.	Consider individual contributions to business outcomes, the scope and complexity of each role, future potential, market data, and internal pay equity.
Performance-based	**Short-term incentives**	Variable compensation component payable in cash based on performance against annually established financial goals and assessment of team performance.	Incentive targets are tied to achievement of key annual financial measures. NEOs are also evaluated against identified strategic initiatives important to driving sustainable, durable, and profitable sales growth.	Financial component of award based on: ● Sales ● Incentive Operating Income For STIP, there is a team scorecard component based on the Human Resources & Compensation Committee's assessment of management's progress toward strategic priorities.
	Performance share unit awards	PSUs cliff vest at the end of the three-year performance period and payouts are based on relative three-year performance versus our retail peer group.	PSUs recognize our executive officers for achieving superior long-term relative performance on three key metrics: ● Sales growth ● EPS growth ● ROIC	Grant award levels based on individual contributions to business outcomes, potential future contributions, historical grant amounts, retention considerations, and market data.
	Performance-based restricted stock unit awards	PBRSUs cliff vest at the end of the three-year performance period with the number of shares based on relative three-year TSR performance versus our retail peer group.	Fosters a culture of ownership, aligns the long-term interests of Target's executive officers with our shareholders and rewards or penalizes based on relative TSR performance.	Grant award levels based on individual contributions to business outcomes, potential future contributions, historical grant amounts, retention considerations, and market data.

(1) See page 37 for a description of how the Human Resources & Compensation Committee uses Annual TDC and how it differs from the "Total" in the "Summary compensation table" on page 50.

Base salary

We provide base salary as a means to deliver a stable amount of cash compensation to our executive officers. In alignment with our pay for performance philosophy, it represents the smallest portion of Annual TDC.

Short-term incentives

All NEOs are eligible to earn cash awards under our STIP program, which is designed to motivate and reward executives for performance on key annual measures. The financial component of our STIP program is based on two financial metrics: Sales (50%) and Incentive Operating Income (50%). See the "Performance highlights" tables and footnotes on page 38 for a description of how Sales are reported and how Incentive Operating Income is calculated from our financial statements.

For fiscal 2020, we placed additional emphasis on our core financial metrics, by weighting our financial component 80% and the team scorecard 20%. Beginning in fiscal 2020, CEO STIP includes the same team scorecard component as the other NEOs to reinforce a "one team" mentality and to achieve consistent payout outcomes as a percentage of goal. In doing so, we reduced the threshold payout as a percent of goal from 33% in 2019 to 20% in 2020 for the CEO, consistent with threshold levels of the other NEOs.

The following table shows financial and team scorecard payouts expressed as a percentage of goal, based on actual financial performance and progress made on key team scorecard indicators discussed on page 42. The at-goal pay opportunity is 200% of base salary for our CEO and 100% of base salary for our other NEOs.

		Fiscal 2020 (payout as a % of goal)			
Component	**Weight**	**Threshold**	**Goal**	**Maximum**	**Actual payout[(1)]**
Financial (Sales 50%, Incentive Operating Income 50%)	80%	16%	80%	160%	160%
Team Scorecard	20%	4%	20%	40%	40%
Total		**20%**	**100%**	**200%**	**200%**

(1) Actual payout is 400% of base salary for our CEO and 200% of base salary for our other NEOs.

Fiscal 2020 financial STIP design, performance goals, and how we performed in comparison to these goals

The fiscal 2020 goals and actual performance were:

	Fiscal 2020 goal[(1)]		Fiscal 2020 actual[(1)]	
Metric	**$**	**vs Fiscal 2019**	**$**	**vs Fiscal 2019**
Sales	$ 80,110	+3.9%	$ 92,400	+19.8%
Incentive Operating Income	$ 5,198	+3.2%	$ 7,176	+42.5%

(1) Dollars in millions.

When approving incentive design and goals in March 2020, the magnitude of the impact of the Pandemic was unknown. Ultimately, the Committee did not amend goals or STIP design during the year due to circumstances surrounding the Pandemic.

At that time, the Human Resources & Compensation Committee took into account our business strategies, the economic environment, and how the annual goals align with our longer-term financial expectations. The goals set at the beginning of the year required meaningful performance versus the prior year as follows:

- At-goal performance level for Sales represented 3.9% sales growth over the prior year. Threshold and maximum performance amounts were -/+2% of the Sales goal, respectively.
- At-goal performance level for Incentive Operating Income represented 3.2% Incentive Operating Income growth over the prior year, or 4.1% Operating Income growth. Threshold and maximum performance amounts were -/+10% of the Incentive Operating Income goal, respectively.

From the onset of the Pandemic in the first quarter, the first priority of the management team was to protect and care for our team members and our guests in alignment with our longstanding purpose and values. These bold commitments to ensure the well-being, health, and safety of our team members, guests, and communities required significant investments, including increased wages, paid leaves, front-line team member bonuses, and relief fund contributions, made at a time when sales performance and recoverability of such expenses were uncertain.

Fiscal 2020 performance was record-breaking for the Company on many fronts, dramatically exceeding historical results and goals established at the beginning of the year. As an essential retailer, we benefited from keeping stores open to provide for the needs of our guests, while non-essential retailers were required to temporarily close stores for a portion of the year. Aggressive and strategic investments in our digital fulfillment options, merchandise assortment, and store operating model over the prior three years positioned us to thrive in the challenges brought by the external environment in 2020:

- Following several years of investment in our multi-category assortment, our business successfully adjusted to rapidly changing spending patterns, supplying the needs of our guests as the year progressed. We captured approximately $9 billion of incremental market share in 2020, driven by unprecedented gains across every one of our core merchandising categories.
- Sales growth of 19.8% in 2020 outpaced 2019 sales growth by more than 16 percentage points, led by increased digital sales. Our model seamlessly adapted to rapid swings in consumer behavior, supporting dramatic shifts between stores and digital shopping as our guests adjusted to different ways of shopping safely during the Pandemic.

- Strong top-line growth translated to meaningful profit growth. Incentive Operating Income increased 42.5% from 2019, benefiting from favorable leverage on SG&A expense, record low markdown rates, and strong profitability across our digital channels with approximately 44% of digital orders fulfilled by

lower cost same-day fulfillment services. The combination of these drivers more than offset over $1 billion of incremental investments made in the well-being, health, and safety of our team members.

In its assessment of the context described above, the Human Resources & Compensation Committee concluded a maximum payout for financial performance was appropriate.

Fiscal 2020 team scorecard assessment

The team scorecard provides a general structure for discussing and measuring performance of the management team as a group. The team scorecard portion of the STIP in 2020 emphasized the business outcomes we expect from the execution of our strategic priorities, and represents indicators that demonstrate the health of Target's business and team.

Similar to the financial goals, the primary team scorecard progress indicators for fiscal 2020 were established prior to understanding the dramatic impact the Pandemic would have on our business. The indicators included: market share gains at both the enterprise and category level in Apparel & Accessories, Food & Beverage, Essentials & Beauty, Hardlines, and Home Furnishings & Décor; digital performance including increased sales and decreased unit cost; increased store comparable sales and utilization of same-day fulfillment services; increased guest engagement with Target Circle; and maintaining strong team engagement.

Performance against these key indicators significantly exceeded expectations set at the beginning of the year, including:

- Market share gains of approximately $9 billion spanning every core merchandise category, driven by our multi-category assortment and flexible fulfillment model,

- Full year digital sales growth of 145%, significantly outpacing 2019 digital sales growth of 29% and 2020 digital sales growth goal of +25%, while significantly reducing cost per unit,
- Store comparable sales of more than 7%,
- Exponential growth in same-day services, represented by 603% growth in Drive Up and 317% growth in Shipt, powered by significant investments made in supply chain, store operations, and technology capabilities, which enabled us to use our stores as hubs to satisfy increased guest demand,
- Target Circle enrollment exceeded goal, bringing our total enrollment to approximately 90 million members since launch, and
- Team member survey results show that team member engagement remained strong throughout 2020; attributed to Target's response during the Pandemic.

Taking into consideration the outcomes described above, the Human Resources & Compensation Committee approved a maximum team scorecard payout.

Long-term incentives

To align our executive officers' pay outcomes with long-term performance, 100% of our annual LTI grants feature relative performance-based metrics and comprises the majority of each NEO's total compensation.

Value of LTI awarded at grant

In determining the amount of individual LTI awards, the Human Resources & Compensation Committee considered each NEO's individual contributions to business outcomes during the fiscal year, potential future contributions, historical annual grant amounts, and retention considerations, as well as market data for comparable executives from our retail and general industry peer groups. The annual LTI grants are made in March of each year to ensure the full-year financial results for the most recently completed fiscal year may be considered prior to making the grants. Once the total annual grant amount for a NEO is determined, the Human Resources & Compensation Committee grants 60% of that value in PSUs and

40% in PBRSUs. Under this approach, strong long-term performance relative to peers becomes the key driver of compensation realized by executive officers.

The Human Resources & Compensation Committee increased Mr. Cornell's annual LTI grant by $1,090,000, reflective of Mr. Cornell's performance over his tenure at Target. This resulted in positioning his overall TDC between the 50th and 75th percentile of the combined peer group, which aligns with our pay for performance philosophy. No other NEOs received annual LTI grant increases for fiscal 2020.

PSUs

Our PSUs have a three-year performance period and are settled in stock. The plan payout is intended to reflect the same metrics we use to manage our business, drive shareholder returns, and incent management to outperform the retail peer group over the long term. The three relative metrics used in our PSU plan are:

- **Adjusted Sales growth.** The compound annual growth rate in Adjusted Sales over the performance period, relative to our retail peer group, including adjustments to our reported results or those of our peer group, as described below.
- **EPS growth.** The compound annual growth rate of our EPS versus the reported EPS of our retail peer group.
- **ROIC.** Three-year average net operating profit after-tax divided by average invested capital for both our results and our retail peer group, excluding discontinued operations.

See the "Performance highlights" tables and footnotes on page 38 for a description of where Sales, EPS, and ROIC are reported in our financial statements.

With these three independent metrics, our PSU program supports the critical drivers of our success: to grow the top-line relative to the retail sector, to grow it profitably, and to ensure prudent deployment of capital to drive the business. The following example illustrates PSU payouts at various levels of performance:

Relative performance measurement approach

Retail peer group


200%
175%
150%
125%
100%
75%
50%
25%
0%
payout % of goal
58th percentile
Rank #8
Anchored at 100%
79th percentile
Rank #4
21st percentile
Rank #15
Bottom 21st percentile
(Ranks 16-19)
0% of goal payout
Below 58th percentile
(Ranks 9-15)
Payout interpolated between 0% and 100%
Above 58th percentile
(Ranks 5-7)
Payout interpolated between 100% and 200%
Top 21st percentile
(Ranks 1-4)
200% of goal payout
performance

For more information about our peer groups, see pages 47-48.

PSU adjustments

The intent of our PSU program is to measure performance relative to our peer group on the previously described metrics. To achieve this measurement objectively, we base the initial rankings on annual reported financial results of each member of the retail peer group and Target (unless determined otherwise at the time of grant). The Human Resources & Compensation Committee has reserved discretion to adjust the reported financial results for Target or any member of the retail peer group if it believes such adjustments necessary to properly gauge Target's relative performance.

Historically, adjustments to Target's results have included items that did not reflect our ongoing core operations or were needed to ensure consistent time frame comparisons over the performance period. These adjustments typically decreased participants' resulting payouts. The Human Resources & Compensation Committee does not make adjustments that are inconsistent with Target's performance.

For the 2018 PSU award, as described below, this included adjusting peer sales results to exclude the 53rd week from their retail accounting calendars, as applicable.

2018-2020 PSU payout

In April 2021, the NEOs received payouts with respect to the PSU awards that were granted in March 2018 for the three-year performance period ended January 30, 2021. These awards were paid at 150.5% of the goal number of shares.

The following table summarizes the rankings and payout results for awards granted in fiscal 2018. This outcome is based on comparing our results to those of the retail peer group we disclosed in our proxy statement covering the time of grant. The adjusted sales growth and EPS growth metrics utilize a base year of fiscal 2017 and a final performance year of fiscal 2020, while for ROIC we use an average of 2018, 2019, and 2020.

In its assessment of the payout under the plan, the Committee noted that, as of the second year of the three-year performance period (prior to the onset of the Pandemic), Target was well-positioned relative to peers to deliver a payout above goal, as our projected sales growth, EPS growth, and average ROIC were ranked above the majority of retailers considered to be non-essential during the Pandemic.

Metric	Performance rank relative to peers	Payout percentage	Total payout
Adjusted sales growth	5 of 19	186%	
EPS growth	7 of 19	120%	150.5%
ROIC	5 of 19	146%	

In consideration of the results discussed above, the Human Resources & Compensation Committee approved a total payout of 150.5%.

PBRSUs

Our PBRSUs have a three-year performance period with the number of shares based on relative three-year TSR performance versus our retail peer group. The PBRSU amount will be adjusted up or down by 25 percentage points if Target's TSR is in the top one-third or bottom one-third for the retail peer group, respectively, over the three-year vesting period. These stock-settled awards cliff vest at the end of the performance period.

Relative performance measurement approach

Retail peer group


150%
125%
100%
75%
50%
25%
0%
payout % of goal
Bottom 6
Rank #13-18
75% of Goal Payout
Middle 6
Rank #7-12
100% of Goal Payout
Top 6
Rank #1-6
125% of Goal Payout
TSR performance ranking(1)

(1) The retail peers for PBRSUs exclude Publix. The value of Publix's stock price is established on an annual basis, making them an inappropriate comparator for the purpose of assessing our relative TSR performance.

2018-2020 PBRSU payout

In March 2021, the NEOs received payouts with respect to the PBRSU awards that were granted in March 2018 for the three-year performance period ended January 30, 2021. With a TSR ranking of 1 out of 17 relative to our retail peers, these awards were paid at 125% of the goal number of shares. This outcome is based on comparing our results to those of the retail peer group we disclosed in our proxy statement covering the time of grant.

Looking ahead: changes to fiscal 2021 short-term incentive plan

Design changes to our go-forward incentive program reflect a wide range of potential outcomes in 2021, based on expected volatility in the economy and consumer sentiment. This uncertainty is heightened by the unique mix of categories we sell, including discretionary categories like Apparel & Accessories, Hardlines, and Home Furnishings & Décor. Translating this uncertainty into an assessment of performance, and ultimately tying to payout levels, is challenging to prescribe at the onset of the plan. While the core structure of our program remains intact and continues to support our strategy, we made the following design changes to our fiscal 2021 STIP program to manage near-term uncertainty:

- Separated the financial component of STIP into two equally weighted semi-annual periods.
- Shifted the at-goal weighting back to 67% financial and 33% team scorecard. This weighting was effectively used for our STIP program in fiscal 2017 through fiscal 2019, a period of challenged goal-setting, as we focused on aggressively investing in our business to emerge with a durable financial model.

At the conclusion of fiscal 2021, the Committee intends to assess whether the collective STIP financial outcomes are appropriate relative to full-year company performance. The Committee will consider holistic inputs to confirm the reasonableness of the payouts, including, but not limited to: market share performance, full-year 2021 results relative to prior year performance and goals set prior to the onset of the Pandemic, stakeholder treatment, and the impact of macroeconomic factors. A visual depiction of our 2021 STIP is below.


Feb 2021
July 2021
Aug 2021
Jan 2022
March 2022 (STIP Payout)
Overall Weight
67%
33%
Financial STIP
(weighted 50% of Financial STIP)
Financial STIP
(weighted 50% of Financial STIP)
Scorecard
Payout Determination
Committee evaluates the STIP payout relative to stakeholders.

These changes will be described in our 2022 Proxy Statement, in conjunction with our fiscal 2021 performance and payout results.

Other benefit elements

We offer the following other benefits to our NEOs:

- **Pension plan.** We maintain a pension plan for team members originally hired prior to January 2009 who meet certain eligibility criteria. We also maintain supplemental pension plans for those team members who are subject to IRS limits on the basic pension plan or whose pensions are adversely impacted by participating in our deferred compensation plan. Our pension formula under these plans is the same for all participants—there are no enhanced benefits provided to executive officers beyond extending the pension formula to earnings above the qualified plan limits or contributed to our deferred compensation plan.
- **401(k) plan.** Available to all team members who completed 1,000 hours for the company. There is no enhanced benefit for executives.
- **Deferred compensation plan.** For a broad management group we offer a non-qualified, unfunded, individual account deferred compensation plan. The plan has investment options that generally mirror the Target 401(k) Plan, but also includes a fund based on Target common stock.
- **Perquisites.** We provide certain perquisites to our executive officers, principally to allow them to devote more time to our business and to promote their health and safety. In addition, we provide benefits to our NEOs that we believe serve a business purpose for Target, but which are considered perquisites under SEC disclosure rules. The Human Resources & Compensation Committee reviews perquisites annually to ensure they are consistent with our philosophy and appropriate in magnitude. Mr. Cornell is only eligible for perquisites that serve a business purpose for Target or support his safety, health and well-being, such as home security, parking, executive physical, and personal use of company-owned aircraft for security reasons.
- **Income continuation plan.** We provide an Income Continuation Plan (ICP) to executive officers who are involuntarily terminated without cause to assist in their occupational transitions.

Greater detail on our pension plan, 401(k) plan, deferred compensation plan, and perquisites is provided in the footnotes and tables that follow the "Summary compensation table" on page 50. See Note 2 to the "Table of potential payments upon termination or change-in control" for additional detail about the ICP.

Compensation governance

Target's executive compensation practices

Practice	Description	More information
Pay for performance	A significant percentage of the total direct compensation package features performance-based metrics, including 100% of our annual LTI.	**37**
Robust stock ownership guidelines	We have stock ownership guidelines for executive officers of 7x base salary for CEO, 3x base salary for non-CEO executive officers, and $500,000 for directors.	**30**
Annual shareholder "Say on Pay"	We value our shareholders' input on our executive compensation programs. Our Board seeks an annual non-binding advisory vote from shareholders to approve the executive compensation disclosed in our CD&A, tabular disclosures, and related narrative of the 2021 Proxy Statement.	**64**
Double trigger change-in-control	We grant equity awards that require both a change-in-control and an involuntary termination or voluntary termination with good reason before vesting.	**56**
Annual compensation risk assessment	A risk assessment of our compensation programs is performed on an annual basis to ensure that our compensation programs and policies do not incentivize excessive risk-taking behavior.	**48**
Clawback policy	Our policy allows recovery of incentive cash, equity compensation, and severance payments where a senior executive's intentional misconduct results in material financial or reputational harm or results in a need for a restatement of our consolidated financial statements.	**49**
Independent compensation consultant	The Human Resources & Compensation Committee retains an independent compensation consultant to advise on the executive compensation program and practices.	**46**
No hedging of company stock	Executive officers and members of the Board may not directly or indirectly engage in transactions intended to hedge or offset the market value of Target common stock owned by them.	**49**
No pledging of company stock	Executive officers and members of the Board may not directly or indirectly pledge Target common stock as collateral for any obligation.	**49**
No tax gross-ups	We do not provide tax gross-ups to our executive officers.	
No dividends on unearned performance awards	We do not pay dividends on unearned performance awards.	**53**
No repricing or exchange of underwater stock options	Our equity incentive plan does not permit repricing or exchange of underwater stock options without shareholder approval.	
No employment contracts	We do not use employment contracts with our NEOs, except in special circumstances.	

Process for determining executive compensation (including NEOs)

Human Resources & Compensation Committee

The Human Resources & Compensation Committee is responsible for determining the composition and value of the pay packages for all of our executive officers, including the CEO. The Human Resources & Compensation Committee receives assistance from two sources: (a) an independent compensation consulting firm, Semler Brossy, and (b) our internal executive compensation staff, led by our Executive Vice President & Chief Human Resources Officer. All decisions regarding executive compensation are made solely by the Human Resources & Compensation Committee. The Human Resources & Compensation Committee may not delegate its primary responsibility of overseeing executive officer compensation, but it may delegate to management authority for our compensation plans that do not involve the setting of compensation levels for executive officers. In addition, the Human Resources & Compensation Committee has established an Equity Subcommittee comprised of Ms. Lozano, Mr. Barrett, Mr. Darden, and Ms. Healey for the purposes of granting equity awards to members of the Board and any officers who are subject to Section 16 of the Exchange Act and to take any action required to be performed by a committee or subcommittee of "non-employee directors" to preserve the exemption available under Rule 16b-3 of the Exchange Act.

Human Resources & Compensation Committee's independent consultant

Semler Brossy has been retained by and reports directly to the Human Resources & Compensation Committee and does not have any other consulting engagements with management or Target. The Committee assessed Semler Brossy's independence in light of the SEC and NYSE listing standards and determined that no conflict of interest or independence concerns exist.

With respect to CEO compensation, Semler Brossy provides an independent recommendation to the Human Resources &

Compensation Committee, in the form of a range of possible outcomes, for the Human Resources & Compensation Committee's consideration. In developing its recommendation, Semler Brossy relies on its understanding of Target's business and compensation programs and their own independent research and analysis. Semler Brossy does not meet with our CEO with respect to CEO compensation. Semler Brossy provides an independent assessment of the CEO's recommendations on NEO compensation to the Human Resources & Compensation Committee.

Compensation of other executive officers and role of management

In developing compensation recommendations for other executive officers, the Executive Vice President & Chief Human Resources Officer provides our CEO with market data on pay levels and compensation design practices provided by management's external compensation consultants, Willis Towers Watson and Korn Ferry Group, covering our retail and general industry peer group companies. Management's outside consultants do not have any interaction with either the Human Resources & Compensation Committee or our CEO, but do interact with the Executive Vice President & Chief Human Resources Officer and her staff. In addition to providing market data, management's external compensation consultants perform other services for Target unrelated to the determination of executive compensation.

Our Executive Vice President & Chief Human Resources Officer and the CEO work together to develop our CEO's compensation recommendations to the Human Resources & Compensation Committee for other executive officers. The CEO alone is responsible for providing final compensation recommendations for the other executive officers to the Human Resources & Compensation Committee.

Benchmarking using compensation peer groups

Peer group market positioning is another important factor considered in determining each executive officer's Annual TDC.

The Annual TDC levels and elements described in the preceding pages are evaluated annually for each executive officer relative to our retail and general industry peer group companies. The market comparisons are determined by use of compensation data obtained from publicly available proxy statements analyzed by Semler Brossy and proprietary survey data assembled by Willis Towers Watson and Korn Ferry Group.

Due to a range of factors, including the scope of NEO positions, tenure in role, and company-specific concerns, there is an imperfect comparability of NEO positions between companies. As such, market position served as a reference point in the Annual TDC determination process rather than a formula-driven outcome.

The retail peer group was formulated based on an initial screen of companies in the Global Industry Classification Standard retailing index with revenue from core retail operations greater than $15 billion. The retail peer group is also used within our LTI plans. Target's relative performance compared to this peer group on key metrics determines overall payout for our PSU and PBRSU awards.

General industry companies are also included as a peer group because they represent companies with whom we compete for talent. Like the selected retailers, the general industry companies are large and among the leaders in their industries.

The composition of the peer groups is reviewed annually to ensure it is appropriate in terms of company size and business focus, and any changes made are reviewed with Semler Brossy and approved by the Human Resources & Compensation Committee. In fiscal 2020, we added The Gap Inc., Albertsons Companies, Inc., and Ross Stores, Inc. to the retail peer group. Raytheon Technologies Corporation replaced United Technologies Corporation within the general industry peer group due to its merger with United Technologies Corporation.

2020 peer groups

Retail			General industry		
Albertsons Companies, Inc.	The Kroger Co.		3M Company	McDonald's Corporation
Amazon.com, Inc.	Lowe's Companies, Inc.		Abbott Laboratories	MetLife, Inc.
Best Buy Co., Inc.	Macy's, Inc.		Anthem, Inc.	Mondelez International, Inc.
Costco Wholesale Corporation	Nordstrom, Inc.		Archer-Daniels-Midland Company	NIKE, Inc.
CVS Health Corporation	Publix Super Markets, Inc.		Cigna Corporation	PepsiCo, Inc.
Dollar General Corporation	Rite Aid Corporation		The Coca-Cola Company	The Procter & Gamble Company
Dollar Tree, Inc.	Ross Stores, Inc.		FedEx Corporation	Raytheon Technologies Corporation
The Gap, Inc.	The TJX Companies, Inc.		General Mills, Inc.	Starbucks Corporation
The Home Depot, Inc.	Walgreens Boots Alliance, Inc.		Johnson & Johnson	United Parcel Service, Inc.
Kohl's Corporation	Walmart Inc.		Johnson Controls International plc	UnitedHealth Group Incorporated
			Marriott International, Inc.	

The following table summarizes our scale relative to our retail and general industry peer groups. The financial information reflects fiscal year-end data available as of January 30, 2021:

2020 peer group comparison[1][2]									
	Retail					**General industry**			
		Revenues		**Market cap**	**Employees**		**Revenues**		**Market cap**	**Employees**
25th Percentile	$	23,190	$	8,374	116,875	$	25,868	$	67,349	75,400
Median	$	42,678	$	35,079	178,000	$	64,656	$	101,936	99,000
75th Percentile	$	126,599	$	104,343	287,000	$	74,094	$	193,340	243,200
Target Corporation	**$**	**93,561**	**$**	**90,725**	**409,000**	**$**	**93,561**	**$**	**90,725**	**409,000**

(1) All dollar amounts in millions.

(2) Data Source: Equilar.

Compensation policies and risk

Compensation risk assessment

As part of our regular review of our compensation practices, we conduct an analysis of whether our compensation policies and practices for our employees create material risks to the company. Our risk assessment is two pronged. First, we take a "top-down" approach by evaluating whether our compensation programs and policies exacerbate top enterprise-wide risks. Next, we take a "bottom-up" approach to assess the following key compensation risk areas: performance measures, pay mix, goal setting and performance curve, leverage, magnitude of pay, calculation of performance, participant communication, severance, and corporate governance.

The results of this analysis, which concluded that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company, were reviewed by the Human Resources & Compensation Committee's independent consultant and discussed with the Human Resources & Compensation Committee. More specifically, this conclusion was based on the following considerations:

Compensation risk considerations	
Pay mix	Compensation mix of base salary and short-term and long-term incentives provides compensation opportunities measured by a variety of time horizons to balance our near-term and long-term strategic goals.
Performance metrics	A variety of distinct performance metrics are used in both the short-term and long-term incentive plans. This "portfolio" approach to performance metrics encourages focus on sustained and holistic overall company performance.
Performance goals	Goals are approved by our independent directors and take into account our historical performance, current strategic initiatives, and the expected macroeconomic environment. In addition, short-term and long-term incentive compensation programs are designed with payout curves and leverage that support our pay for performance philosophy.
Equity incentives	Equity incentive programs and stock ownership guidelines are designed to align management and shareholder interests by providing vehicles for executive officers to accumulate and maintain an ownership position in the company.
Risk mitigation policies	We incorporate several risk mitigation policies into our officer compensation program, including: ● The Human Resources & Compensation Committee's ability to use "negative discretion" to determine appropriate payouts under formula-based plans, ● A clawback policy to recover incentive compensation if an executive officer's intentional misconduct results in material financial or reputational harm, or results in a need for a restatement of our consolidated financial statements, ● Stock ownership guidelines for executive officers and directors, and ● Anti-hedging and anti-pledging policies.

Clawback policy

Our clawback policy allows for recovery of compensation if a senior executive's intentional misconduct:

- violates the law, our code of ethics, or any significant ethics or compliance policy, and
- results in material financial or reputational harm or results in a need for a restatement of our consolidated financial statements.

The compensation elements that are subject to recovery under this policy include all:

- amounts paid under the STIP (including any discretionary payments),
- awards under our LTI plans whether exercised, vested, unvested, or deferred, and
- amounts paid under the ICP.

All recoveries are determined in the discretion of the Human Resources & Compensation Committee.

Anti-hedging and anti-pledging policy

Executive officers and members of the Board may not directly or indirectly engage in capital transactions intended to hedge or offset the market value of Target common stock owned by them, nor may they pledge Target common stock owned by them as collateral for any loan. All of our executive officers and members of the Board are in compliance with this policy. Target's anti-hedging and anti-pledging policies do not apply to other employees.

Grant timing practices

The following practices have not been formalized in a written policy, but have been regularly followed:

- Our annual LTI grant coincides with a regularly scheduled Board meeting that is scheduled more than one year in advance. Currently, the annual LTI grant is made at the March Board meeting. The Board has retained discretion to change the annual grant date in the future under appropriate circumstances.
- We have no practice or policy of coordinating or timing the release of company information around our grant dates.
- We occasionally grant equity compensation to executive officers outside of our annual LTI grant cycle for new hires, promotions, recognition, retention, or other purposes. If the grant date is after the approval date, it must be on a date specified at the time of approval.

Compensation tax approach

Consistent with our guiding principles, our annual short-term incentives and long-term equity awards impose performance conditions for our CEO and named executive officers. Prior to the Tax Cuts and Jobs Act (Tax Act) passing in fiscal 2017, we were able to deduct most of our performance-based executive compensation under Section 162(m) of the Internal Revenue Code (IRC). While the Tax Act significantly reduced the amount of compensation we can deduct under IRC Section 162(m), our pay-for-performance philosophy remains central to our compensation programs.

Compensation tables

Summary compensation table

The following "Summary compensation table" contains values calculated and disclosed according to SEC reporting requirements. Salary, Bonus, and Non-Equity Incentive Plan compensation amounts reflect the compensation earned during each fiscal year. Stock Awards reflect awards with a grant date during each fiscal year.

Name and principal position	Fiscal year	Salary	Bonus[1]	Stock awards[2][3]	Non-equity incentive plan compensation[4]	Change in pension value and nonqualified deferred compensation earnings[5]	All other compensation[6]	Total
Brian C. Cornell Chairman & Chief Executive Officer	2020	$ 1,400,000	$1,120,000	$ 12,266,366	$ 4,480,000	$ 0	$ 488,822	$ 19,755,188
	2019	$ 1,400,000	$ 0	$ 13,623,153	$ 3,322,667	$ 0	$ 592,543	$ 18,938,363
	2018	$ 1,384,615	$ 0	$ 9,995,883	$ 5,266,195	$ 0	$ 557,376	$ 17,204,069
Michael J. Fiddelke[7] Executive Vice President & Chief Financial Officer	2020	$ 625,000	$ 250,000	$ 1,729,915	$ 1,000,000	$ 11,584	$ 88,783	$ 3,705,282
	2019	$ 540,192	$ 138,563	$ 2,190,598	$ 348,413	$ 10,897	$ 85,817	$ 3,314,480
John J. Mulligan Executive Vice President & Chief Operating Officer	2020	$ 1,000,000	$ 400,000	$ 5,242,027	$ 1,600,000	$ 272,541	$ 2,842,143	$ 11,356,711
	2019	$ 1,000,000	$ 450,000	$ 6,491,932	$ 795,067	$ 178,491	$ 1,576,064	$ 10,491,554
	2018	$ 1,000,000	$ 350,000	$ 5,126,087	$ 1,270,933	$ 9,396	$ 819,317	$ 8,575,733
Michael E. McNamara Executive Vice President & Chief Information Officer	2020	$ 725,000	$ 290,000	$ 3,512,229	$ 1,160,000	$ 0	$ 101,733	$ 5,788,962
	2019	$ 725,000	$ 326,250	$ 4,762,233	$ 576,423	$ 0	$ 203,108	$ 6,593,014
	2018	$ 725,000	$ 253,750	$ 3,332,033	$ 921,427	$ 0	$ 123,958	$ 5,356,168
Don H. Liu Executive Vice President and Chief Legal & Risk Officer	2020	$ 650,000	$ 260,000	$ 2,621,013	$ 1,040,000	$ 0	$ 110,410	$ 4,681,423
	2019	$ 650,000	$ 292,500	$ 3,620,968	$ 516,793	$ 0	$ 120,372	$ 5,200,633
	2018	$ 650,000	$ 227,500	$ 2,563,081	$ 826,107	$ 0	$ 64,676	$ 4,331,364

(1) The "Bonus" amount shows actual payouts earned under our STIP for the team scorecard component. For fiscal 2019, Mr. Fiddelke's "Bonus," like the other NEOs, includes the team scorecard component attributable to time spent as a NEO upon becoming Executive Vice President & Chief Financial Officer, but also includes the actual payouts made under the discretionary component of STIP applicable to the time he served in his prior role as Senior Vice President, Operations.

(2) Amounts represent the aggregate grant date fair value of awards made each fiscal year, as computed in accordance with FASB ASC Topic 718. See Notes 22 and 21, Share-Based Compensation, to our consolidated financial statements in the 2020 Annual Report and the 2019 Annual Report, respectively, for a description of our accounting and the assumptions used.

(3) Represents the aggregate grant date fair value of PSUs and PBRSUs that were computed based on the probable outcome of the performance conditions as of the grant date. Actual payments will be based on degree of attainment of the performance conditions and our stock price on the settlement date. The range of payments for the PSUs granted in fiscal 2020 is as follows:

Name	Minimum amount	Amount reported	Maximum amount
Mr. Cornell			
PSU Granted 3/11/20	$ 0	$ 7,020,068	$ 14,040,136
Mr. Fiddelke			
PSU Granted 3/11/20	$ 0	$ 990,015	$ 1,980,030
Mr. Mulligan			
PSU Granted 3/11/20	$ 0	$ 3,000,033	$ 6,000,066
Mr. McNamara			
PSU Granted 3/11/20	$ 0	$ 2,010,018	$ 4,020,036
Mr. Liu			
PSU Granted 3/11/20	$ 0	$ 1,500,016	$ 3,000,032

(4) The "Non-equity incentive plan compensation" amount shows actual payouts earned under the financial component of our STIP.

(5) For fiscal 2020, the change in the qualified pension plan amount was $11,584 for Mr. Fiddelke and $272,541 for Mr. Mulligan. Mr. Cornell, Mr. McNamara, and Mr. Liu are not eligible for the Target Corporation Pension Plan (Pension Plan) or any supplemental pension plans because they were hired after January 2009. Consistent with applicable law, the accrued benefits under the Pension Plan cannot be reduced; however, the present value of the benefit is dependent on the discount rate used. The discount rates used in fiscal 2020, 2019, and 2018 were 2.84%, 3.13%, and 4.28%, respectively. The "Change in pension value" column reflects the additional pension benefits attributable to additional service, increases in eligible earnings, and changes in the discount rate.

(6) The "All other compensation" amounts reported for fiscal 2020 include the elements in the following table.

Name	Restored match credits		Life insurance		SPP credits		Perquisites		Total
Mr. Cornell	$	236,133	$	23,760	$	0	$	228,929	$	488,822
Mr. Fiddelke	$	55,599	$	3,808	$	21,951	$	7,425	$	88,783
Mr. Mulligan	$	112,253	$	239	$	2,708,641	$	21,010	$	2,842,143
Mr. McNamara	$	81,384	$	15,480	$	0	$	4,869	$	101,733
Mr. Liu	$	72,965	$	16,435	$	0	$	21,010	$	110,410

Restored match credits. Restored match credits represent matching contributions made by Target into a participant's executive deferred compensation plan (EDCP) account where matching contributions for eligible pay are not able to be made into the participant's Target 401(k) Plan account because of IRC limits. The amount of the restored match credits may represent up to a maximum of 5% of eligible pay allocated between the participant's Target 401(k) Plan and EDCP accounts. The 5% match rate is the same for all team members.

Life insurance. Life insurance represents the dollar value of life insurance premiums paid by Target.

SPP Credits. SPP credits represent additional accruals of supplemental pension plan benefits that are credited to their EDCP accounts. These benefits are based on our normal pension formulas. As applicable, they are affected by final average pay, service, age, and changes in interest rates. The increase in the "All other compensation" amounts from fiscal 2019 to fiscal 2020 for Mr. Mulligan was due to a larger amount of SPP credits, which was driven by both a significant decline in interest rates as well as Mr. Mulligan attaining age 55 while employed with Target, which eliminated a reduction in pension benefits for early retirement. See the narrative following the "Pension benefits for fiscal 2020" table for more information about our pension plans, including details on Mr. Mulligan's benefit formula, which was only available to active participants in the Pension Plan prior to 2003.

Perquisites. The perquisites for our NEOs other than Mr. Cornell typically consist of reimbursement of financial management expenses, reimbursement of home security expenses, on-site parking, spousal travel on business trips, limited personal use of company-owned aircraft (including use to travel to outside board meetings), and executive physicals. Mr. Cornell is eligible only for perquisites that serve a business purpose for Target or support his safety, health, and well-being, namely: reimbursement of home security expenses, on-site parking, executive physical, and personal use of company-owned aircraft (including use to travel to outside board meetings) for security reasons. The only individual perquisites that exceeded $25,000 were Mr. Cornell's personal use of company-owned aircraft for security reasons, which amounted to $214,355. No tax gross-ups are provided on these perquisites.

The dollar amount of perquisites represents the incremental cost of providing the perquisite. We generally measure incremental cost by the additional variable costs attributable to personal use, and we disregard fixed costs that do not change based on usage. Incremental cost for personal use of company-owned aircraft was determined by including fuel cost, landing fees, on-board catering, and variable maintenance costs attributable to personal flights, and related unoccupied positioning, or "deadhead," flights. In addition to the perquisites included in the table in this footnote, the NEOs occasionally use support staff time for personal matters, principally to allow them to devote more time to our business, and receive personal use of empty seats on business flights of company-owned aircraft, and personal use of event tickets when such tickets are not being used for business purposes, each of which are benefits for which we have no incremental cost.

(7) Mr. Fiddelke's salary of $625,000 for his role as Executive Vice President & Chief Financial Officer did not change from fiscal 2019 to fiscal 2020. The increased salary amount for fiscal 2020 compared to fiscal 2019 was due to Mr. Fiddelke serving part of fiscal 2019 in his current role, and the other part of the year at a lower salary in his prior role as Senior Vice President, Operations.

Grants of plan-based awards in fiscal 2020

| Name | Grant date | Estimated possible payouts under non-equity incentive plan awards[1] | | | Estimated future payouts under equity incentive plan awards[2] | | | Grant date fair value of stock awards[3] |
		Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)	
Brian C. Cornell	3/11/20	$ 448,000	$ 2,240,000	$ 4,480,000				
	3/11/20				33,360	44,479	55,599	$ 5,246,298
	3/11/20				0	66,718	133,436	$ 7,020,068
Michael J. Fiddelke	3/11/20	$ 100,000	$ 500,000	$ 1,000,000				
	3/11/20				4,705	6,273	7,842	$ 739,900
	3/11/20				0	9,409	18,818	$ 990,015
John J. Mulligan	3/11/20	$ 160,000	$ 800,000	$ 1,600,000				
	3/11/20				14,256	19,008	23,760	$ 2,241,994
	3/11/20				0	28,512	57,024	$ 3,000,033
Michael E. McNamara	3/11/20	$ 116,000	$ 580,000	$ 1,160,000				
	3/11/20				9,552	12,736	15,920	$ 1,502,211
	3/11/20				0	19,103	38,206	$ 2,010,018
Don H. Liu	3/11/20	$ 104,000	$ 520,000	$ 1,040,000				
	3/11/20				7,128	9,504	11,880	$ 1,120,997
	3/11/20				0	14,256	28,512	$ 1,500,016

(1) Awards represent potential payments under the financial component of our annual STIP in fiscal 2020, which are based on specified target levels of Incentive Operating Income and Sales, as described on pages 41-42 of the CD&A. The actual payouts earned under the financial component of our annual STIP are reflected in the "Non-equity incentive plan compensation" column of the "Summary compensation table." 80% of the annual STIP is based on the financial component, and 20% is based on the team scorecard component, as described on pages 41-42. The threshold, goal, and maximum payouts for the team scorecard component as a percentage of base salary, which are not included in the table above, are described on page 41 of the CD&A. To be eligible for a payment under the annual STIP, executive officers must be employed on the date the payments are made (typically in March of each year with respect to the preceding fiscal year), except in the event of death, disability, or retirement eligibility (termination other than for cause after age 55 with at least five years of service). The maximum payment for our annual STIP is the annual plan maximum, which is generally four times salary for our CEO and two times salary for executive officers other than our CEO.

(2) Awards represent potential payments under PSUs and PBRSUs granted in fiscal 2020. See the CD&A for a more detailed description of the performance measures for those awards. The other terms of the PSUs and PBRSUs are described in Note 2 to the "Outstanding equity awards at 2020 fiscal year-end" table.

(3) Grant date fair value for PSUs and PBRSUs was determined pursuant to FASB ASC Topic 718.

Outstanding equity awards at 2020 fiscal year-end

	Option awards				Stock awards			
Name	Number of securities underlying unexercised options(#) exercisable	Number of securities underlying unexercised options(#) unexercisable	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested(#)[1]	Market value of shares or units of stock that have not vested[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested(#)[2]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested[2]
Brian C. Cornell							489,713	$ 88,721,304
Michael J. Fiddelke	17,819	0 $	55.60	04/17/2024	5,863	$ 1,062,200	66,522	$ 12,051,791
John J. Mulligan							223,943	$ 40,571,753
Michael E. McNamara							159,052	$ 28,815,451
Don H. Liu							120,163	$ 21,769,931

(1) Represents shares issuable under outstanding RSUs granted to Mr. Fiddelke in roles he had with Target prior to being appointed to the position of Executive Vice President & Chief Financial Officer on November 1, 2019. Those RSUs vest in one-fourth increments on each of the first four anniversaries of the grant date. After vesting, the RSUs will be converted into shares of our common stock on a 1:1 basis. Dividend equivalents are accrued (in the form of additional units) on the RSUs during the vesting period and converted to shares if and after the underlying RSUs vest. Mr. Fiddelke must generally be continuously employed for four years from the grant date in order to receive the shares, except vesting of 100% of the outstanding RSUs is accelerated in the event of death or disability.

(2) The shares reported in these columns represent potentially issuable shares under outstanding PSUs, PBRSUs, and Durable Model Awards. Durable Model Awards, which are described in more detail in the proxy statement for the 2020 Annual Meeting, are PSUs that will be earned based on Target's sales growth, operating income dollar growth, and three-year average ROIC over the three-year period starting in fiscal 2020 and ending in fiscal 2022. PSUs, PBRSUs, and Durable Model Awards represent the right to receive a variable number of shares based on actual performance over the performance period. The number of shares reported is based on our actual performance results through the end of fiscal 2020 under the applicable performance measures and assuming that the payout will occur at the next highest level (threshold, target, or maximum). The performance levels required for payouts on outstanding awards are described in the CD&A. The market value of stock reported is calculated by multiplying the number of shares by our 2020 fiscal year-end closing stock price of $181.17. As of the end of the 2020 fiscal year, actual performance results for the PSUs, PBRSUs, and Durable Model Awards were above the target level. Based on that performance, the amounts in these columns represent payouts at the maximum level.

Dividend equivalents are accrued (in the form of additional units) on PSUs, PBRSUs, and Durable Model Awards, respectively, during the vesting period and are subject to the same performance and other conditions as the underlying PSUs, PBRSUs, and Durable Model Awards. The dividend equivalents are converted to shares if and after the underlying PSUs, PBRSUs, and Durable Model Awards vest.

The payment date of the awards, to the extent they are earned, will generally be within 90 days after the date the Human Resources & Compensation Committee certifies the financial results following completion of the performance period. In addition, PSUs and PBRSUs granted on or after March 11, 2020 and the Durable Model Awards are subject to non-solicitation covenants. Recipients must be continuously employed during the performance period to become vested, except that vesting will also occur, and any shares earned upon certification of the financial results following completion of the performance period will be paid, if a termination occurs under the following circumstances prior to the end of the performance period (referred to as "vesting-extension provisions"):

- Death or disability,
- For PSUs and PBRSUs only, executive officer is age 55 or greater and has at least 5 years of service,
- For PSUs only, the executive officer is age 45-54, has at least 15 years of service, and has worked for a specified minimum amount of the performance period (1-2 years, depending on age), or
- For PBRSUs only, 50% of the shares subject to an award will vest if the recipient is involuntarily terminated without cause prior to the scheduled vesting date.

To receive these vesting-extension provisions, the executive officer must sign an agreement that releases any claims against us and includes non-competition and non-solicitation covenants. If the termination is voluntary, the executive officer must also have commenced discussions with the company regarding the executive officer's consideration of termination at least six months prior to termination. These vesting-extension provisions are not available if an executive officer's employment is terminated for cause. If an executive officer's employment is terminated for cause, then all PSUs, PBRSUs, and Durable Model Awards are forfeited.

Option exercises and stock vested in fiscal 2020

Name	Option awards		Stock awards	
	Number of shares acquired on exercise (#)	Value realized on exercise[1]	Number of shares acquired on vesting (#)	Value realized on vesting[2]
Brian C. Cornell	294,551	$ 29,257,751	207,956	$ 40,790,507
Michael J. Fiddelke	19,000	$ 1,887,270	6,770	$ 1,085,127
John J. Mulligan	147,276	$ 9,992,677	106,651	$ 20,919,578
Michael E. McNamara	147,276	$ 15,053,080	69,330	$ 13,599,051
Don H. Liu	147,276	$ 10,395,722	53,338	$ 10,462,214

(1) "Value realized on exercise" is calculated as the difference between the market value of Target common stock on the respective exercise date(s) and the exercise price of the option(s).

(2) "Value realized on vesting" is calculated by multiplying the number of shares acquired on vesting by the market value of Target common stock on the respective vesting date(s), except that where the Human Resources & Compensation Committee must certify the number of shares earned, "Value realized on vesting" is calculated by multiplying the number of shares earned by the market value of Target common stock on the date the Human Resources & Compensation Committee certifies the shares that were earned.

Pension benefits for fiscal 2020

Name[1]	Plan name	Age at FYE	Number of years credited service(#)	Present value of accumulated benefit	Payments during last fiscal year
Michael J. Fiddelke	Target Corporation Pension Plan	44	16	$ 101,729	$ 0
John J. Mulligan	Target Corporation Pension Plan	55	24	$ 899,857	$ 0

(1) Mr. Cornell, Mr. McNamara, and Mr. Liu are not eligible for the Target Corporation Pension Plan or any supplemental pension plans because they were hired after January 2009.

Pension plan

The "Pension benefits for fiscal 2020" table reports benefits under the Pension Plan, which is a tax qualified retirement plan that provides retirement benefits to eligible team members who were hired prior to January 2009. The Pension Plan uses two different benefit formulas: Final Average Pay and Cash Balance Plan. Team members who were active participants in the Pension Plan prior to 2003 had the choice to have benefits for their service after December 31, 2002 calculated using either the Final Average Pay Formula or the Cash Balance Plan Formula. The Pension Plan benefit for Mr. Mulligan is based on the Final Average Pay Formula. Since Mr. Fiddelke joined Target after December 31, 2002, his benefit is based on the Cash Balance Plan Formula.

Final Average Pay Formula

The Final Average Pay Formula is calculated using final average pay as limited by the IRC. The final average pay benefit, expressed as a monthly, single life annuity commencing at age 65, is equal to the sum of: (a) 0.8% of the participant's final average monthly pay multiplied by the years of service (not to exceed 25 years of service), plus (b) 0.25% of the participants final average monthly pay multiplied by the years of service in excess of 25 years of service, plus (c) 0.5% of the participant's final average monthly pay in excess of 12.5% of the average of the Social Security Taxable Wage Base for the 35-year period ending when the participant terminates employment multiplied by the years of service (not to exceed 25 years of service). Participants can elect among annuity forms that have an actuarially equivalent value. Early retirement payments may commence at age 55.

Cash Balance Plan Formula

The Cash Balance Plan Formula is determined by the value of the participant's cash balance plan account balance, which is credited each calendar quarter with both pay credits and interest credits. Pay credits to a participant's personal pension account are based on a fixed percentage of the participant's eligible pay for the quarter, subject to the annual IRC limit, ranging from 1.5% to 6.5%, depending upon the participant's combined age and service. Interest credits to a participant's personal pension account are generally made on the last day of the quarter based on the value of the account at the beginning of the quarter and at an interest rate of 4.64%. A participant's cash balance plan account balance is payable to the participant at any time after termination of employment in a form elected by the participant.

Supplemental pension plans

We also provide benefits under supplemental pension plans, which are reflected in the "Nonqualified deferred compensation for fiscal 2020" table. The Target Corporation Supplemental Pension Plan I (SPP I) restores the lost qualified Pension Plan benefit due to an officer's eligible pay being greater than the annual compensation limits imposed by the IRC, and is based on the same benefit formulas used for determining benefits under the Pension Plan. The Target Corporation Supplemental Pension Plan II (SPP II) restores the lost qualified Pension Plan benefit due to amounts being deferred under the EDCP (our current deferred compensation plan) and therefore not considered for benefit purposes under the Pension Plan or SPP I.

Each year, the annual change in the actuarial lump-sum amount of a participant's vested benefits under SPP I and II is calculated and added to, or deducted from, the participant's EDCP account. A final calculation and an EDCP account adjustment occurs upon termination of employment. Because of the feature that annually transfers amounts to a participant's EDCP account, the benefits accrued under SPP I and II are reflected as EDCP deferrals in the "Nonqualified deferred compensation for fiscal 2020" table.

Nonqualified deferred compensation for fiscal 2020

The amounts in the following table represent deferrals under the EDCP, which includes the supplemental pension benefits discussed in the preceding section.

Name	Executive contributions in last FY[1]	Registrant contributions in last FY[2]	Aggregate earnings in last FY[3]	Aggregate withdrawals/ distributions in last FY	Aggregate balance at last FYE[4]
Brian C. Cornell	$ 350,000	$ 221,883	$ 1,045,970	$ 0	$ 4,348,885
Michael J. Fiddelke	$ 93,750	$ 63,300	$ 83,587	$ 0	$ 871,145
John J. Mulligan	$ 150,000	$ 2,806,644	$ 1,398,034	$ 251,081	$ 10,488,330
Michael E. McNamara	$ 1,740,004	$ 67,134	$ 391,869	$ 0	$ 3,241,059
Don H. Liu	$ 162,500	$ 58,715	$ 80,857	$ 0	$ 653,207

(1) All amounts of Executive contributions in the table have been reported in the current year "Summary compensation table."

(2) All registrant contributions from the table have been reported in the current year "Summary compensation table." Registrant contributions include transfers of supplemental pension benefits, net of any negative credits, and restored match credits on executive deferrals into the EDCP (i.e., matching contributions made into a participant's EDCP account where matching contributions are not able to be made into the participant's Target 401(k) Plan account because of IRC limits). Restored match credits became subject to a vesting requirement during fiscal 2017. Contributions made in fiscal 2017 and later years cliff vest five years after an executive first becomes eligible to participate in EDCP. The restored match credits made to each of our NEOs in 2020, with the exception of Mr. Liu, are vested.

(3) No amounts from aggregate earnings in the table have been reported in the current year "Summary compensation table."

(4) The following amounts of the aggregate balance from the table were reported in the summary compensation tables covering fiscal years 2006-2019.

	Reported in prior years' summary compensation tables
Mr. Cornell	$ 1,991,317
Mr. Fiddelke	$ 135,346
Mr. Mulligan	$ 4,986,706
Mr. McNamara	$ 849,072
Mr. Liu	$ 272,289

Participants in the EDCP may generally elect to defer up to 80% of their salary, Bonus, and Non-Equity Incentive Plan payments. At any time, EDCP participants are permitted to choose to have their account balance indexed to crediting rate alternatives that generally mirror the investment choices and actual rates of return available under the Target 401(k) Plan, except that the EDCP alternatives also include a Target common stock fund. Target invests general corporate assets through various investment vehicles to offset a substantial portion of the economic exposure to the investment returns earned under EDCP. See Note 23, Defined Contribution Plans, to the consolidated financial statements in the 2020 Annual Report for additional information.

At the time of deferral, participants can elect to receive a distribution of their EDCP account at a fixed date or upon termination of employment. EDCP payouts at a fixed date will be made as lump-sum payments. EDCP payouts made on termination of employment can be made as a lump-sum payment, or installment payments over five or ten years commencing immediately or one year after termination of employment. EDCP payouts are also made in the case of the termination of EDCP, a qualifying change-in-control, or unforeseeable financial emergency of the participant creating severe financial hardship.

The EDCP is intended to comply with IRC Section 409A. As a result, payments to executive officers based on a termination of employment will be delayed six months. The EDCP is an unfunded plan and represents a general unsecured obligation of Target.

Participants' account balances will be paid only if Target has the ability to pay. Accordingly, account balances may be lost in the event of Target's bankruptcy or insolvency.

Potential payments upon termination or change-in-control

This section explains the payments and benefits to which our currently employed NEOs are entitled in various termination of employment and change-in-control scenarios. The potential payments to the currently employed NEOs are hypothetical situations only, and assume that termination of employment and/or change-in-control occurred on January 30, 2021, the last day of our 2020 fiscal year, and that any change-in-control was at our fiscal year-end closing stock price of $181.17 per share (Year-End Stock Price).

In general terms, we will experience a change-in-control, as defined in our compensation plans, whenever any of the following events occur:

- Our continuing directors cease to constitute a majority of our Board (any director who assumes office as a result of an actual or threatened contested election will not be considered to be a continuing director),
- Any person or group acquires 30% or more of our common stock,
- We merge with or into another company and our shareholders own less than 60% of the combined company, or
- Our shareholders approve an agreement or plan to liquidate or dissolve our company.

Where there is a change-in-control, a double-trigger generally applies to PSUs, PBRSUs, Durable Model Awards, and RSUs, meaning that no outstanding awards of those types granted will accelerate upon a change-in-control unless, within two years after a change-in-control, an involuntary termination of employment without cause or a voluntary termination of employment for good reason occurs. Good reason generally means a material reduction in compensation or responsibilities, or a required relocation following a change-in-control.

The intent of this section is to isolate those payments and benefits for which the amount, vesting, or time of payment is altered by the described termination or change-in-control situations. Because of that focus, this section does not cover all amounts the NEOs will receive following termination. Specifically, NEOs:

- under all employment termination scenarios, are entitled to receive their vested balances under our pension and deferred compensation plans, as disclosed in the "Pension benefits for fiscal 2020" and "Nonqualified deferred compensation for fiscal 2020" tables, and
- retain any vested stock options unless the termination is for cause (generally defined as deliberate and serious disloyal or dishonest conduct).

The following table shows the payments and benefits for which the amount, vesting, or time of payment is altered by each employment termination situation. The footnotes to the table explain the general provisions applicable to each situation. In addition, our plans do not provide for any gross-ups for taxes due on any payments described in this section.

Table of potential payments upon termination or change-in-control

Name/ Payment type	Voluntary termination	Involuntary termination	Death	Disability	Change-in-control	
					No termination	Involuntary or voluntary good reason termination
Brian C. Cornell[1]						
ICP Payments (Severance)[2]	$ 0	$ 11,779,908	$ 0	$ 0	$ 0	$ 11,779,908
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 27,824,994
PBRSU Vesting[3][4]	$ 13,913,041	$ 6,956,747	$ 13,913,041	$ 13,913,041	$ 0	$ 18,550,721
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 3,953,129
Life Insurance Proceeds[5]	$ 0	$ 0	$ 3,000,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 420,000	$ 0	$ 0
Total	$ 13,913,041	$ 18,736,655	$ 16,913,041	$ 14,333,041	$ 0	$ 62,108,752
Michael J. Fiddelke						
ICP Payments (Severance)[2]	$ 0	$ 2,143,955	$ 0	$ 0	$ 0	$ 2,143,955
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 2,653,235
PBRSU Vesting[3][4]	$ 0	$ 541,155	$ 1,081,993	$ 1,081,993	$ 0	$ 1,442,657
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,976,746
RSU Vesting[3][4]	$ 0	$ 0	$ 1,062,200	$ 1,062,200	$ 0	$ 1,058,939
Life Insurance Proceeds[5]	$ 0	$ 0	$ 3,000,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 420,000	$ 0	$ 0
Total	$ 0	$ 2,685,110	$ 5,144,193	$ 2,564,193	$ 0	$ 9,275,532
John J. Mulligan[1]						
ICP Payments (Severance)[2]	$ 0	$ 5,128,222	$ 0	$ 0	$ 0	$ 5,128,222
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 12,575,010
PBRSU Vesting[3][4]	$ 6,287,731	$ 3,144,024	$ 6,287,731	$ 6,287,731	$ 0	$ 8,383,642
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,976,746
Life Insurance Proceeds[5]	$ 0	$ 0	$ 50,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 420,000	$ 0	$ 0
Total	$ 6,287,731	$ 8,272,246	$ 6,337,731	$ 6,707,731	$ 0	$ 28,063,620
Michael E. McNamara[1]						
ICP Payments (Severance)[2]	$ 0	$ 3,726,211	$ 0	$ 0	$ 0	$ 3,726,211
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 8,425,492
PBRSU Vesting[3][4]	$ 4,213,425	$ 2,106,826	$ 4,213,425	$ 4,213,425	$ 0	$ 5,617,901
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,976,746
Life Insurance Proceeds[5]	$ 0	$ 0	$ 3,000,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total	$ 4,213,425	$ 5,833,037	$ 7,213,425	$ 4,213,425	$ 0	$ 19,746,350

						Change-in-control	
Name/ Payment type	Voluntary termination	Involuntary termination	Death	Disability	No termination	Involuntary or voluntary good reason termination
Don H. Liu						
ICP Payments (Severance)[2]	$ 0	$ 3,343,845	$ 0	$ 0	$ 0	$ 3,343,845
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 6,288,048
PBRSU Vesting[3][4]	$ 0	$ 1,572,193	$ 3,144,069	$ 3,144,069	$ 0	$ 4,192,093
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,581,433
Life Insurance Proceeds[5]	$ 0	$ 0	$ 3,000,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 420,000	$ 0	$ 0
Total	**$ 0**	**$ 4,916,038**	**$ 6,144,069**	**$ 3,564,069**	**$ 0**	**$ 15,405,419**

(1) A "Retirement Eligible NEO" is a NEO who has met the age and years of service requirements described in Note 2 to the "Outstanding equity awards at 2020 fiscal year-end" table. The Retirement Eligible NEOs are Mr. Cornell, Mr. Mulligan, and Mr. McNamara for PSUs and PBRSUs.

(2) We provide ICP payments to executive officers who are involuntarily terminated without cause to assist in their occupational transitions. The maximum payment under the ICP (paid during regular pay cycles over 24 months) is two times the sum of base salary and the average of the last three years of short-term incentive payments. In addition, any NEO who receives severance payments under our ICP also receives a $30,000 allowance for outplacement services. Each of the NEOs is eligible for 24 months of payments under the ICP, conditioned on the NEO releasing any claims against us and agreeing to non-competition and non-solicitation covenants.

(3) Amounts are determined by multiplying the number of shares for which vesting is accelerated by our Year-End Stock Price. For PSUs, PBRSUs, and Durable Model Awards, shares are based either on actual performance at the end of the performance period (Earned Payout) or the at-goal payout (Goal Payout). Where the share amount is determined based on Earned Payout, the table uses the minimum amount that can be earned, which is 0% of the at-goal payout for PSUs and Durable Model Awards and 75% of the at-goal payout for PBRSUs. The number of shares for which vesting is accelerated for each employment termination situation is as follows:

Voluntary termination. All unvested shares are forfeited, except that for a Retirement Eligible NEO vesting is accelerated for 100% of the Earned Payout shares for PSUs and PBRSUs and 100% of any RSUs.

Involuntary termination. Vesting is accelerated for 50% of the Earned Payout shares for PBRSUs, and the remaining unvested shares are forfeited. All unvested shares are forfeited for PSUs, Durable Model Awards, and RSUs, except that for a Retirement Eligible NEO vesting is accelerated for 100% of the Earned Payout shares for PSUs.

Death/disability. Vesting is accelerated for 100% of the Earned Payout shares for PSUs, PBRSUs, and Durable Model Awards, and 100% of any RSUs.

Change-in-control. PSUs, PBRSUs, Durable Model Awards, and RSUs, are subject to a double-trigger. Where both triggers occur, vesting is accelerated for 100% of the Goal Payout shares for PSUs, PBRSUs, and Durable Model Awards, and 100% of any RSUs. We use 100% of the Goal Payout for PSUs, PBRSUs, and Durable Model Awards in connection with a change-in-control to eliminate arbitrary results that could occur with a shortened performance period and in case calculation of actual or comparable performance metrics would be unfeasible following the change-in-control.

(4) Additional detail about the accelerated vesting provisions of the PSUs, PBRSUs, Durable Model Awards, and RSUs can be found in the notes under the "Outstanding equity awards at 2020 fiscal year-end" table.

(5) Depending on the level of coverage elected by the participant, life insurance proceeds range from $50,000 to an amount equal to three times the sum of the prior year's annual base salary and the most recent Bonus and Non-Equity Incentive Plan payments, up to a maximum of $3 million.

(6) Represents annual payments under our Excess Long-Term Disability Plan (Excess LTD Plan), a self-insured unfunded plan, which provides monthly disability income payments with respect to the portion of annualized salary and three-year average Bonus and Non-Equity Incentive Plan compensation above the annual compensation limit (currently set at $300,000), but not exceeding $1 million, for our widely available qualified long-term disability plan (Base LTD Plan). The Excess LTD plan replaces 60% of a participant's eligible compensation. A participant who becomes disabled before age 65 is eligible to receive payments under the plan while he or she is totally and permanently disabled through age 65 (with a minimum of three years of disability payments) or death, if sooner. In order to receive payments under the Excess LTD Plan, the NEO must be enrolled in the Base LTD Plan. Mr. McNamara is not enrolled in the Base LTD Plan, so he would not receive any benefit.

Pay ratio disclosure

As disclosed in the "Summary compensation table" on page 50, the fiscal 2020 total annual compensation for our CEO was $19,755,188. We estimate that the fiscal 2020 total annual compensation for the median of all Target team members was $24,535. The median team member is employed part-time. The resulting ratio of our CEO's total annual compensation to that of the median of all Target team members, excluding our CEO, for fiscal 2020 is 805 to 1. The median team member's fiscal 2020 total annual compensation was calculated in the same manner used to calculate the CEO's compensation in the "Summary compensation table" on page 50.

To determine the median team member we used W-2 wages or their equivalent for the 2020 calendar year for team members employed as of January 30, 2021, the last day of fiscal 2020. For all permanent team members who were employed for less than the full calendar year, we calculated a daily pay rate and then annualized their W-2 wages. Team members hired after December 31, 2020 do not have W-2s, so we used annual base salary for exempt permanent team members hired after that date, and for non-exempt permanent team members hired after that date we multiplied their hourly compensation rate by the average hours worked by all U.S. non-exempt team members to approximate their annual compensation. These estimates and assumptions were used to annualize each permanent team member's compensation without treating any part-time team member as a full-time equivalent. We included all non-U.S. team members in determining the median team member, treated in the same manner described above, except that for non-U.S. team members not paid in U.S. dollars, the foreign currency was converted into U.S. dollars using the applicable currency conversion rate as of January 30, 2021. To ensure the compensation of temporary or seasonal team members is not annualized, we used their W-2 wages without adjustments.

Director compensation

Our philosophy with respect to director compensation is to align the interests of non-employee directors with the interests of our shareholders and to provide market competitive compensation commensurate with the work required to serve on Target's Board. In developing compensation recommendations for directors, our external compensation consultant, Semler Brossy, relies on its understanding of Target's business and compensation programs, as well as retail and general industry peer group benchmarking. Peer group comparisons are determined by use of compensation data obtained by management from publicly available proxy statements and analyzed by Semler Brossy.

In November of each year, Semler Brossy provides an independent recommendation for director compensation for the following year to the Human Resources & Compensation Committee for approval.

Beginning in fiscal 2020, the Human Resources & Compensation Committee approved an increase in total director compensation from $280,000 to $295,000 to situate compensation near the median of our combined retail and general industry peer groups. The companies comprising those peer groups can be found on page 47.

General description of director compensation

Our non-employee director compensation program allows directors to choose one of two forms of annual compensation:

- a combination of cash and RSUs, or
- RSUs only.

Each form under the compensation program is intended to provide $295,000 in value to non-employee directors as follows:

	Cash	RSUs
Combination (Cash and RSUs)	$ 115,000	$ 180,000
RSUs Only	$ 0	$ 295,000

The forms of annual compensation have the following terms:

- The cash retainer is paid pro-rata in quarterly installments. Directors may defer receipt of all or a portion of any cash retainer into the Director Deferred Compensation Plan (DDCP). Deferrals earn market returns based on the investment alternatives chosen by them from the funds offered by the Target 401(k) Plan, except that the DDCP alternatives also include a Target common stock fund.
- RSUs are settled in shares of Target common stock immediately following a director's departure from the Board. Dividend equivalents are paid on RSUs in the form of additional RSUs. RSUs are granted in March each year and vest quarterly over a one-year period.

The Lead Independent Director and Committee Chairs receive additional compensation for those roles, which is paid: (a) in cash if the director elects a combination of cash and RSUs, or (b) in RSUs if the director elects all RSUs. Beginning in fiscal 2020, the Human Resources & Compensation Committee approved an increase in compensation from $15,000 to $17,500 for Governance Committee Chair, Risk & Compliance Committee Chair, and Infrastructure & Investment Committee Chair to position compensation near the median of our combined retail and general industry peer groups. Compensation for the Lead Independent Director and Committee Chairs is as follows:

Role		Amount
Lead Independent Director	$	30,000
Audit & Finance Committee Chair	$	30,000
Human Resources & Compensation Committee Chair	$	20,000
Governance Committee Chair	$	17,500
Risk & Compliance Committee Chair	$	17,500
Infrastructure & Investment Committee Chair	$	17,500

New directors also receive a one-time grant of RSUs with a $50,000 grant date fair value upon joining the Board, as well as a pro-rated portion of the annual compensation based on the date they joined the Board using the combination of cash and RSUs.

Director compensation table

Name	Fees earned or paid in cash		Stock awards[1][2]		Option awards[1][2]		Total[3]	
Roxanne S. Austin[4][5]	$	56,250	$	180,031	$	0	$	236,281
Douglas M. Baker, Jr.[4]	$	0	$	342,596	$	0	$	342,596
George S. Barrett	$	0	$	295,037	$	0	$	295,037
Calvin Darden	$	115,000	$	180,031	$	0	$	295,031
Henrique De Castro[5]	$	47,917	$	180,031	$	0	$	227,948
Robert L. Edwards[4]	$	145,000	$	180,031	$	0	$	325,031
Melanie L. Healey	$	115,000	$	180,031	$	0	$	295,031
Donald R. Knauss	$	115,000	$	180,031	$	0	$	295,031
Christine A. Leahy	$	9,583	$	65,140	$	0	$	74,723
Monica C. Lozano[4]	$	128,333	$	180,031	$	0	$	308,364
Mary E. Minnick[4]	$	132,500	$	180,031	$	0	$	312,531
Derica W. Rice	$	57,500	$	140,199	$	0	$	197,699
Kenneth L. Salazar[4]	$	132,500	$	180,031	$	0	$	312,531
Dmitri L. Stockton	$	0	$	295,037	$	0	$	295,037

(1) Amounts represent the aggregate grant date fair value of awards that were granted in fiscal 2020, as computed in accordance with FASB ASC Topic 718, Stock Compensation. See Note 22, Share-Based Compensation, to our consolidated financial statements in the 2020 Annual Report for a description of our accounting and the assumptions used. Details on the stock awards granted during fiscal 2020, all of which are RSUs, are as follows:

	Stock awards		
Name	# of units		Grant date fair value
Ms. Austin	1,711	$	180,031
Mr. Baker	3,256	$	342,596
Mr. Barrett	2,804	$	295,037
Mr. Darden	1,711	$	180,031
Mr. De Castro	1,711	$	180,031
Mr. Edwards	1,711	$	180,031
Ms. Healey	1,711	$	180,031
Mr. Knauss	1,711	$	180,031
Ms. Leahy	369	$	65,140
Ms. Lozano	1,711	$	180,031
Ms. Minnick	1,711	$	180,031
Mr. Rice	927	$	140,199
Mr. Salazar	1,711	$	180,031
Mr. Stockton	2,804	$	295,037

(2) None of the directors held outstanding RSUs that were unvested at fiscal year-end. The following directors held unexercised stock options (which were granted in years prior to fiscal 2013) in the amounts listed below:

Name	Stock options
Mr. Baker	5,570
Mr. De Castro	5,570
Mr. Salazar	3,601

(3) In addition to the amounts reported, all directors also receive a 10% discount on merchandise purchased at Target stores and Target.com, both during active service and following retirement. Non-employee directors are also provided with $100,000 of accidental death life insurance.

(4) The following directors received additional compensation in fiscal 2020 for their roles as Committee Chairs and, in the case of Mr. Baker, as Lead Independent Director. The additional compensation is reflected in "Fees earned or paid in cash" and/or "Stock awards" based on the form of annual compensation selected by the director as described under the heading "General description of director compensation."

Name	Role(s) during fiscal 2020
Ms. Austin	Human Resources & Compensation Chair (until June 2020)
Mr. Baker	Lead Independent Director Governance Chair
Mr. Edwards	Audit & Finance Chair
Ms. Lozano	Human Resources & Compensation Chair (since June 2020)
Ms. Minnick	Infrastructure & Investment Chair
Mr. Salazar	Risk & Compliance Chair

(5) Ms. Austin and Mr. De Castro did not seek re-election and left the board when their terms ended at the 2020 Annual Meeting. In accordance with our director compensation program, any unvested awards as of the departure date were forfeited.

Equity compensation plan information

The following table provides information about our common stock that may be issued under all of our stock-based compensation plans in effect as of January 30, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of January 30, 2021	Weighted-average exercise price of outstanding options, warrants and rights as of January 30, 2021	Number of securities remaining available for future issuance under equity compensation plans as of January 30, 2021 (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	7,619,492[1]	$ 55.81	35,325,299
Equity compensation plans not approved by security holders	0		0
Total	**7,619,492**	**$ 55.81**	**35,325,299**

(1) This amount includes 7,152,177 PSU, PBRSU, Durable Model Award, and RSU shares potentially issuable upon settlement of PSUs, PBRSUs, Durable Model Awards, and RSUs issued under our Long-Term Incentive Plan, Amended and Restated 2011 Long-Term Incentive Plan, and 2020 Long-Term Incentive Plan. The actual number of PSU and Durable Model Award shares to be issued depends on our financial performance over a period of time and the actual number of PBRSU shares to be issued depends on our total shareholder return over a period of time. PSUs, PBRSUs, Durable Model Awards, and RSUs do not have an exercise price and thus they have been excluded from the weighted average exercise price calculation in column (b).

Management proposals

Item two Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm

The Audit & Finance Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit our financial statements. The Audit & Finance Committee appointed Ernst & Young LLP as the independent registered public accounting firm for Target and its subsidiaries for the fiscal year ending January 29, 2022. Ernst & Young LLP has been retained in that capacity since 1931. In the process of carrying out its duties and determining the registered public accounting firm's independence, our Audit & Finance Committee:

- Reviews all non-audit services and engagements provided by Ernst & Young LLP, specifically with regard to the impact on the firm's independence,
- Conducts an annual assessment of Ernst & Young LLP's qualifications, service quality, sufficiency of resources, quality of communications, independence, working relationship with our management, objectivity, and professional skepticism,
- Conducts regular private meetings separately with each of Ernst & Young LLP and our management,
- Interviews and approves the selection of Ernst & Young LLP's new lead engagement partner with each rotation, which occurs every five years,

- At least annually obtains and reviews a report from Ernst & Young LLP describing all relationships between the independent auditor and Target, and
- Periodically considers whether the independent registered public accounting firm should be rotated and the advisability and potential impact of selecting a different independent registered public accounting firm.

The members of the Audit & Finance Committee believe that the continued retention of Ernst & Young LLP to serve as our independent registered public accounting firm is in the best interests of our company and its shareholders.

As a good corporate governance practice, the Board is seeking shareholder ratification of the appointment even though ratification is not legally required. Proxies solicited by the Board will, unless otherwise directed, be voted to ratify the appointment by the Audit & Finance Committee of Ernst & Young LLP as the independent registered public accounting firm for Target and its subsidiaries for the fiscal year ending January 29, 2022.

A representative from Ernst & Young LLP will be at the 2021 Annual Meeting, have the opportunity to make a statement if the representative desires, and be available to respond to appropriate questions during the 2021 Annual Meeting.

Audit and non-audit fees

The following table presents fees for professional services performed by Ernst & Young LLP for the annual audit of our consolidated financial statements for fiscal 2020 and 2019, the review of our interim consolidated financial statements for each quarter in fiscal 2020 and 2019, and for audit-related, tax, and all other services performed in 2020 and 2019:

	Fiscal year-end	
	January 30, 2021	February 1, 2020
Audit fees[1]	$ 6,293,000	$ 5,377,000
Audit-related fees[2]	555,000	590,000
Tax fees:		
Compliance[3]	48,000	197,000
Planning & advice[4]	760,000	801,000
All other fees	--	--
Total	**$ 7,656,000**	**$ 6,965,000**

(1) Includes annual integrated audit, statutory audits of certain foreign subsidiaries, consents for securities offerings and registration statements, accounting consultations, and other agreed-upon procedures.

(2) Includes benefit plan audits, accounting consultations, and other attestation services.

(3) Includes tax return preparation and other tax compliance services, including tax methods analysis and support.

(4) Includes tax-planning advice and assistance with tax audits and appeals.

The Audit & Finance Committee's current practice requires pre-approval of all audit services and permissible non-audit services to be provided by the independent registered public accounting firm. The Audit & Finance Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence. In addition, the Audit & Finance Committee has delegated authority to grant certain pre-approvals to the Audit & Finance Committee Chair. Pre-approvals granted by the Audit & Finance Committee Chair are reported to the full Audit & Finance Committee at its next regularly scheduled meeting.

◉ **The Audit & Finance Committee recommends that shareholders vote For the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Report of the Audit & Finance Committee

The role of the Audit & Finance Committee is to assist the Board in fulfilling its responsibility to oversee Target's financial reporting process. Management has primary responsibility for our consolidated financial statements and reporting process, including our systems of internal controls. Target's independent registered public accounting firm, Ernst & Young LLP, is responsible for expressing an opinion on the conformity of our consolidated financial statements with accounting principles generally accepted in the United States. In addition, the independent registered public accounting firm will express its opinion on the effectiveness of our internal control over financial reporting.

A copy of the Audit & Finance Committee Charter, which has been adopted by our Board and further describes the role of the Audit & Finance Committee in overseeing our financial reporting process, is available online at *investors.target.com* (click on "investors," then "corporate governance" and "More about Board Committees"). All members of the Audit & Finance Committee satisfy the applicable audit committee independence requirements of the NYSE and the SEC and have acquired the attributes necessary to qualify them as "audit committee financial experts" as defined by applicable SEC rules.

In performing its functions, the Audit & Finance Committee:

- Met with Ernst & Young LLP, with and without management present, to discuss the overall scope and plans for their respective audits, the results of their examinations, and their evaluations of Target's internal controls,
- Reviewed and discussed with management the audited financial statements included in our 2020 Annual Report,
- Discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC, and
- Received from Ernst & Young LLP the written disclosures and the representations required by PCAOB standards regarding Ernst & Young LLP's independence, and discussed with them matters relating to their independence.

Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit & Finance Committee referred to above and in the Audit & Finance Committee Charter, the Audit & Finance Committee approved that the audited financial statements be included in the 2020 Annual Report.

Audit & Finance Committee

Robert L. Edwards, Chair
Christine A. Leahy
Mary E. Minnick
Derica W. Rice
Dmitri L. Stockton

Item three Advisory approval of executive compensation (Say on Pay)

Consistent with the views expressed by shareholders at our 2017 annual meeting of shareholders, the Board has determined to seek an annual non-binding advisory vote from shareholders to approve the executive compensation as disclosed in the CD&A, tabular disclosures, and related narrative of the 2021 Proxy Statement.

Our compensation programs are structured to align the interests of our executive officers with the interests of our shareholders. They are designed to attract, retain, and motivate a premier management team to sustain our distinctive brand and its competitive advantage in the marketplace, and to provide a framework that encourages outstanding financial results and shareholder returns over the long term. Shareholders are urged to read the CD&A, which discusses in-depth how our executive compensation programs are aligned with our performance and the creation of shareholder value.

At the 2020 Annual Meeting, 93.6% of shareholder votes were cast in support of our executive compensation program for our Say on Pay proposal.

⊙ **The Board, upon recommendation of the Human Resources & Compensation Committee, recommends that shareholders vote For approval of the following non-binding resolution:**

"Resolved, that the shareholders approve the compensation awarded to the named executive officers, as described in the CD&A, tabular disclosures, and other narrative executive compensation disclosures in the 2021 Proxy Statement."

Effect of item

The Say on Pay resolution is non-binding. The approval or disapproval of this item by shareholders will not require the Board or the Human Resources & Compensation Committee to take any action regarding Target's executive compensation practices. The final decision on the compensation and benefits of our executive officers and on whether, and if so, how, to address shareholder disapproval remains with the Board and the Human Resources & Compensation Committee.

The Board believes that the Human Resources & Compensation Committee is in the best position to consider the extensive information and factors necessary to make independent, objective, and competitive compensation recommendations and decisions that are in the best interests of Target and its shareholders.

The Board values the opinions of Target's shareholders as expressed through their votes and other communications. Although the resolution is non-binding, the Board will carefully consider the outcome of the advisory vote on executive compensation and shareholder opinions received from other communications when making future compensation decisions. In the past, we have made changes to our executive compensation programs in response to shareholder feedback.

Shareholder proposals

We regularly engage in outreach efforts with our shareholders, both large and small, and other stakeholders relating to our business, compensation practices, and environmental, social, and governance issues. These engagements help us to better understand our stakeholders' priorities and perspectives on a variety of issues, while also offering us an opportunity to describe our strategies and practices and the significance of those issues in the context of the scope and nature of our business and operations.

We often receive shareholder proposals relating to environmental, social, or governance issues. Those proposals typically request that we prepare a report, take steps to alter our governing documents, adopt a policy, or take some other action on a particular issue. In many cases we agree with the shareholder that the particular issue is important, but believe we have already implemented policies and practices that address the underlying concerns for that issue in a manner more specifically and effectively tailored to our business than the proposal requests.

We provide robust reporting in our annual proxy statements and corporate responsibility reports on the environmental, social, and governance issues that we believe are most important to our business and operations. As a result, we generally oppose those types of shareholder proposals because they typically do not reflect the actions we are already taking to address the issues, how we have prioritized those issues, or the scope and nature of our business operations. Where a shareholder proposal receives significant support, the Board responds through shareholder engagement, disclosure, or other means by either making the proposed changes or explaining why the actions were not taken.

The following proposal was submitted by a shareholder to be voted on at the 2021 Annual Meeting, if properly presented at the meeting. The language in the "Proposal" and "Shareholder's Supporting Statement" section of the proposal is reproduced without alteration.

Item four — Shareholder proposal to amend the proxy access bylaw to remove the shareholder group limit

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who held more than $2,000 of shares of common stock on December 15, 2020, intends to submit the following resolution to shareholders for approval at the 2021 Annual Meeting:

Proposal

Proposal 4 — Improve Our Catch-22 Proxy Access

Shareholders request that our board of directors take the steps necessary to enable as many shareholders as may be needed to combine their shares to equal 3% of our stock owned continuously for 3-years in order to enable shareholder proxy access.

Shareholder's Supporting Statement

The current arbitrary ration of 20 shareholders to initiate shareholder proxy access can be called Catch-22 Proxy Access. In order to assemble a group of 20 shareholders, who have owned 3% of company stock for an unbroken 3-years, one would reasonably need to start with 60 activist shareholders who own 9% of company stock for an unbroken 3-years because initiating proxy access is a complicated process that is easily susceptible to errors. It is a daunting process that is also highly susceptible to dropouts.

The 60 activist shareholders could then be whittled down to 40 shareholders because some shareholders would be unable to timely meet all the paper chase requirements. After the 40 shareholders submit their paperwork — then management might arbitrarily claim that 10 shareholders do not meet the requirements (since the Target Board of Directors is the almighty authority in interpreting the TGT proxy access rules according to the TGT proxy access rules) and management might convince another 10 shareholders to drop out —

leaving 20 shareholders. But the current bylaws do not allow 40 shareholders to submit their paperwork to end up with 20 qualified shareholders.

And 60 shareholders who own 9% of TGT stock for an unbroken 3-years might determine that they own 51% of TGT stock when length of unbroken stock ownership is factored out.

But how does one begin to assemble a group of 60 potential participants if potential participants cannot even be guaranteed participant status after following the rules that are 4200-words of tedious language — because a single shareholder always takes the risk that one will be the 21st shareholder that could be voted off the island after a substantial investment of time by the arbitrary ration of 20 shareholders.

It is also important to have a more practical means to use shareholder proxy access because Minnesota law has not been modernized to allow TGT shares to act by written consent.

Plus the shareholder right to call a special meeting has taken a big hit due to the avalanche of online shareholder meetings that are often tightly controlled bare bones meetings where all challenging questions and comments are screened out by management.

For instance the Goodyear online shareholder meeting was spoiled by a trigger-happy management mute button for shareholders that was used to quash constructive criticism. AT&T, with 3000 institutional shareholders, did not even allow shareholders to speak at its online shareholder meeting.

Please vote yes:

Improve Our Catch-22 Proxy Access — Proposal 4

Position of the Board of Directors

The Board believes that the 20 shareholder group limit contained in Target's proxy access bylaw continues to be appropriate and in the best interests of Target and its shareholders.

We adopted our proxy access bylaw provision in November 2015, and were among the first companies to do so, recognizing that it was an emerging governance trend that provided additional accountability to shareholders. We were informed by shareholder outreach and emerging best practices by early adopters when we approved it. Under our proxy access bylaw, a shareholder or a group of up to 20 shareholders (the "shareholder group limit") owning 3% or more of our outstanding common stock continuously for at least the previous three years may nominate and include in our proxy statement director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. For purposes of the 20 shareholder group limit, certain related funds are counted as one shareholder.

We believe a reasonable limit on the number of shareholders that may aggregate shares to satisfy the 3% test is necessary in order to reduce administrative costs and to help reduce the risk of abuse of proxy access rights by shareholders with special interests, including interests unrelated to long-term shareholder value. With our current ownership structure, we believe that the 20 shareholder group limit provides ample ability for shareholders to use proxy access. In particular, based on the outstanding shares included in our 2020 Annual Report and publicly disclosed ownership information, our top three largest shareholders each own over 3% of our outstanding common stock, our 20 largest shareholders in the aggregate own approximately 45.4% of our outstanding common stock and any combination of 20 of our top 84 shareholders could aggregate to meet the 3% ownership requirement. Given that we are largely institutionally held and our shareholder ownership profile has remained fairly consistent over at least the last three years, there are many opportunities for groups of much less than 20 shareholders to aggregate their shares to reach the 3% ownership requirement.

We regularly engage with shareholders regarding our governance practices. Based on those interactions, we have found that our proxy access bylaw has been viewed favorably by the vast majority of shareholders we have engaged with since it was adopted. Further, the 20 shareholder group limit has been widely adopted by companies that have adopted proxy access and is widely endorsed among institutional investors. According to Shearman & Sterling's 2019 Corporate Governance & Executive Compensation Survey of the 100 largest public companies, approximately 92% of those companies that have adopted proxy access had a 20 shareholder aggregation limit. The Board is committed to being accountable to shareholders and continuing to seek shareholder feedback on its approach as part of its ongoing shareholder outreach efforts.

Given the thorough and thoughtful process undertaken when our proxy access bylaw was adopted, the opportunity for its meaningful use by our shareholder base, continued favorable shareholder feedback, and the prevalence of the 20 shareholder group limit at companies with proxy access bylaws, the Board continues to believe that our proxy access bylaw and its existing 20 shareholder group limit is in the best interests of Target and its shareholders.

◉ **The Board recommends that shareholders vote Against the shareholder proposal to amend the proxy access bylaw to remove the shareholder group limit.**

Questions and answers about the 2021 Annual Meeting and voting

1.   What is the purpose of the 2021 Annual Meeting?

The 2021 Annual Meeting provides shareholders with the opportunity to act upon the items of business described in the accompanying Notice of 2021 Annual Meeting of Shareholders (Meeting Notice). In addition, the 2021 Annual Meeting serves as a forum where our management reports on Target's performance and governance during fiscal 2020 and responds to questions from shareholders.

2.   What is included in the proxy materials?

The proxy materials for the 2021 Annual Meeting include the Meeting Notice, the 2021 Proxy Statement, and the 2020 Annual Report. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

3.   What is a proxy and what is a proxy statement?

A proxy is your legal designation of another person to vote the shares you own. The person you designate is called a proxy or proxy holder. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. Any proxy may be revoked at any time prior to completion of voting at the 2021 Annual Meeting by delivering either a proper written notice of revocation of your proxy or a later-dated proxy to our Corporate Secretary, 1000 Nicollet Mall, TPS-2670, Minneapolis, Minnesota 55403. We have designated three of our officers as proxies for the 2021 Annual Meeting—Brian C. Cornell, Michael J. Fiddelke, and Don H. Liu. A proxy statement is the document that contains the information the SEC rules require us to provide when we ask you to sign a proxy designating individuals to vote on your behalf.

4.   What is the difference between holding shares as a registered shareholder and as a beneficial owner?

If your shares are registered directly in your name with Target's transfer agent, EQ Shareowner Services, you are considered a registered shareholder with respect to those shares. If your shares are held through a broker, trustee, bank, or other nominee, you are considered the "beneficial owner" of those shares.

5.   Who may vote and what constitutes a quorum for the 2021 Annual Meeting?

Only registered shareholders or beneficial owners holding our outstanding shares at the close of business on the record date (**April 12, 2021**) are entitled to receive notice of the 2021 Annual Meeting and to vote. Target common stock is the only class of voting shares we have outstanding. Each share of common stock will have one vote for each director nominee and one vote on each item of business to be voted on. As of the record date, 497,571,030 shares of our common stock were outstanding.

We need a quorum to be able to hold the 2021 Annual Meeting. The presence at the 2021 Annual Meeting, in person or by proxy, of the holders of a majority of our common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the 2021 Annual Meeting for purposes of determining whether there is a quorum.

6.   How do I vote?

Depending on how you hold your shares, you have up to three options for voting in advance:

- **Internet.** If you are a registered shareholder or a beneficial owner holding shares through the Target 401(k) Plan, you may vote through the Internet by going to the website identified on your proxy card or Internet Availability Notice, entering the control number found on your proxy card or Internet Availability Notice, and following the instructions on the website. If you are a beneficial owner holding shares outside of the Target 401(k) Plan you may vote through the Internet if your broker, trustee, bank, or nominee makes that method available by going to the website identified on your voter instruction form or Internet Availability Notice, entering the control number found on the voter instruction form or Internet Availability Notice, and following the instructions on that website. Internet voting is available 24 hours a day, seven days a week up to the deadline. The Internet voting deadline for shares held by a beneficial owner through the Target 401(k) Plan is 6:00 a.m. Eastern Daylight Time on June 7, 2021. For all registered shareholders or other beneficial owners, the deadline is 11:59 p.m. Eastern Daylight Time on June 8, 2021.

- **Telephone.** If you are a registered shareholder or a beneficial owner holding shares through the Target 401(k) Plan, you may vote by touch-tone telephone by either calling the toll-free number identified on your proxy card or, after viewing the proxy materials on the website provided in your Internet Availability Notice, calling the toll-free number for telephone voting identified on the website, and following the recorded instructions during the call. If you are a beneficial owner holding shares outside of the Target 401(k) Plan you may vote by touch-tone telephone if your broker, trustee, bank, or nominee makes that method available by either calling the toll-free number identified on your voter instruction form or, after viewing the proxy materials on the website provided in your Internet Availability Notice, calling the toll-free number for telephone voting identified on that website, and following the recorded instructions during the call. Telephone voting is available 24 hours a day, seven days a week up to the deadline. The telephone voting deadline for shares held by a beneficial owner through the Target 401(k) Plan is 6:00 a.m. Eastern Daylight Time on June 7, 2021. For all registered shareholders or other beneficial owners, the deadline is 11:59 p.m. Eastern Daylight Time on June 8, 2021.

- **Mail.** If you are a registered shareholder or a beneficial owner holding shares through the Target 401(k) Plan, you may vote by completing, properly signing, and mailing a written proxy card. If you are a beneficial owner holding shares outside of the Target 401(k) Plan you may vote by completing, properly signing, and mailing a written voter instruction form. If you did not receive a proxy card or voter instruction form by mail, you must request a written copy of the proxy materials, which will include a proxy card or voter instruction form, by visiting *www.proxyvote.com*, dialing 1-800-579-1639, or emailing sendmaterial@proxyvote.com. If requesting a written copy of the proxy materials, please be prepared to provide your control number, which can be found in your Internet Availability Notice. Those shareholders voting by mail should return their proxy card or voter instruction form promptly to ensure it is received before the date of the 2021 Annual Meeting or, for participants in the Target 401(k) Plan, by 6:00 a.m. Eastern Daylight Time on June 7, 2021.

In addition, you may vote at the 2021 Annual Meeting if you follow these procedures:

- **At the 2021 Annual Meeting.** You must enter the 16-digit control number found on your proxy card, voter instruction form, or Internet Availability Notice, as applicable, at the time you log into the meeting at *virtualshareholdermeeting.com/TGT2021*. For information about attending the 2021 Annual Meeting, please see Question 12 "How can I attend the 2021 Annual Meeting?" on page 70.

7. What happens if I do not provide instructions on how to vote or if other matters are presented for determination at the 2021 Annual Meeting?

If you are a registered shareholder and return your proxy card without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board.

If you are a beneficial owner and do not vote your shares at the 2021 Annual Meeting, you must instead instruct your broker, trustee, bank, or nominee how to vote your shares using the voting instruction form provided by that intermediary. If you do not vote your shares at the 2021 Annual Meeting and do not provide voting instructions, whether your shares can be voted by your broker, bank, or nominee depends on the type of item being considered.

- **Non-Discretionary Items.** If you do not provide voting instructions for any of the non-discretionary items at the 2021 Annual Meeting, your broker, bank, or nominee cannot vote your shares, resulting in a "broker non-vote." All items of business other than Item 2 (Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm) are non-discretionary items. Shares constituting broker non-votes will be counted as present for the purpose of determining a quorum at the 2021 Annual Meeting, but generally are not counted or deemed to be present in person or by proxy for the purpose of voting on any of the non-discretionary items.

- **Discretionary Items.** Even if you do not provide voting instructions, your broker, bank, or nominee may vote in its discretion on Item 2 (Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm) because it is a discretionary item.

If you hold shares through a trust, whether your trustee can vote your shares if you do not provide voting instructions depends on the agreement governing the trust holding your shares. Voting for shares held in the Target 401(k) Plan is detailed in the following Question 8 "How will shares in the Target 401(k) Plan be voted?".

As of the date of the 2021 Proxy Statement, we know of no matters that will be presented for determination at the 2021 Annual Meeting other than those referred to in the 2021 Proxy Statement. If any other matters properly come before the 2021 Annual Meeting calling for a vote of shareholders, proxy holders will vote as recommended by the Board or, if no recommendation is given, in their own discretion.

8. How will shares in the Target 401(k) Plan be voted?

The 2021 Proxy Statement is being used to solicit voting instructions from participants in the Target 401(k) Plan with respect to shares of our common stock that are held by the trustee of the plan for the benefit of plan participants. If you are a plan participant and also own other shares as a registered shareholder or beneficial owner, you will separately receive proxy materials to vote those other shares you hold outside of the Target 401(k) Plan. If you are a plan participant, you must instruct the plan trustee to vote your shares in advance of the 2021 Annual Meeting by utilizing one of the methods described on the voting instruction form that you receive in connection with your shares held in the Target 401(k) Plan. If you do not give voting instructions, the trustee generally will vote the shares allocated to your Target 401(k) Plan account in proportion to the instructions actually received by the trustee from participants who give voting instructions. Shares held within the Target 401(k) Plan may only be voted by the trustee pursuant to voting instructions received in advance of the 2021 Annual Meeting, and may not be voted by a participant at the 2021 Annual Meeting.

9. What items are being voted upon, how does the board recommend that I vote, and what are the standards for determining whether any item has been approved?

Item of business	Board recommendation	Voting approval standard	Effect of abstention	Effect of broker non-vote
Item 1: Election of 12 directors	**FOR each Director Nominee**	More votes "FOR" than "AGAINST"	No effect	No effect
Item 2: Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm	**FOR**	Majority of shares present and entitled to vote[1]	Vote against	Not applicable
Item 3: Advisory approval of executive compensation	**FOR**	More votes "FOR" than "AGAINST"	No effect	No effect
Item 4: Shareholder proposal to amend the proxy access bylaw to remove the shareholder group limit	**AGAINST**	Majority of shares present and entitled to vote[1][3]	Vote against[3]	No effect[2]

(1) This amount must be at least a majority of the minimum number of shares entitled to vote that would constitute a quorum. "Shares present" includes shares represented in person or by proxy at the 2021 Annual Meeting.

(2) If quorum cannot be established without including broker non-votes, then those broker non-votes required to establish a minimum quorum will have the same effect as votes "Against."

(3) For purposes of determining the level of support needed for a shareholder to be eligible to resubmit a shareholder proposal in a following year using Rule 14a-8 under the Exchange Act, the SEC uses a simple majority standard that compares the votes cast "FOR" to votes cast "AGAINST" an item (which gives abstentions "No effect"). Proxy advisory firms, such as Institutional Shareholder Services and Glass Lewis, also use a simple majority standard in determining the level of support for shareholder proposals.

An item of business will not be considered to be approved unless it meets the applicable "Voting approval standard" listed above. However, we believe in being responsive to shareholder input, and will consider whether there is majority opposition to management proposals or majority support for shareholder proposals (whether binding or non-binding) using a simple majority of more votes "FOR" than "AGAINST" in determining the level of support for purposes of the Board's response.

10. May I vote confidentially?

Subject to the described exceptions, where the shareholder has requested confidentiality on the proxy card, our policy is to treat all proxies, ballots, and voting tabulations of a shareholder confidentially.

If you so request, your proxy will not be available for examination and your vote will not be disclosed prior to the tabulation of the final vote at the 2021 Annual Meeting, except: (a) to meet applicable legal requirements, (b) to allow the independent election inspector to count and certify the results of the vote, or (c) if there is a proxy solicitation in opposition to the Board, based upon an opposition proxy statement filed with the SEC. The independent election inspector may at any time inform us whether a shareholder has voted.

Voting instructions for shares held in the Target 401(k) Plan will be confidential as required by the terms of the Target 401(k) Plan administered by the trustee.

11. May I change my vote?

Yes. Even after you have submitted your proxy, you may change your vote at any time by:

- mailing a later-dated proxy card,
- voting again via telephone or Internet before the applicable deadline, or
- voting at the 2021 Annual Meeting by entering the 16-digit control number found on your proxy card, voter instruction form, or Internet Availability Notice, as applicable.

Please see the instructions under Question 6 "How do I vote?" on page 67.

12. How can I attend the 2021 Annual Meeting?

Types of attendees

- **Shareholders.** If you are a registered shareholder or beneficial owner of common stock holding shares at the close of business on the record date (**April 12, 2021**), you may attend the 2021 Annual Meeting by visiting *virtualshareholdermeeting.com/TGT2021* and logging in by entering the 16-digit control number found on your proxy card, voter instruction form, or Internet Availability Notice, as applicable. Only shareholders who entered the 2021 Annual Meeting with their 16-digit control numbers may vote and submit questions at the 2021 Annual Meeting.
- **Guests.** If you are not a shareholder or are a shareholder who lost or does not otherwise have a 16-digit control number, you will be able to attend the 2021 Annual Meeting by visiting *virtualshareholdermeeting.com/TGT2021* and registering as a guest. If you enter the meeting as a guest, you will not be able to vote any shares or submit questions during the meeting.

Logistics and technical support

Attendees may enter the 2021 Annual Meeting at *virtualshareholdermeeting.com/TGT2021* beginning at 9:45 a.m. Central Daylight Time on June 9, 2021, and the meeting will begin promptly at 10:00 a.m. Central Daylight Time. If you experience any technical difficulties during the meeting, a toll free number will be available on the virtual shareholder meeting website for assistance.

Other questions

If you have additional questions about the 2021 Annual Meeting, please contact Investor Relations by email at investorrelations@target.com or by telephone at (800) 775-3110.

13. How will the 2021 Annual Meeting be conducted?

Format

Due to the continuing uncertainty regarding the Pandemic, we are holding the 2021 Annual Meeting in a virtual-only meeting format to support the health and well-being of our team members and shareholders. You will not be able to attend the 2021 Annual Meeting at a physical location. If we are able to safely do so, we intend to resume holding in-person annual meetings beginning in 2022.

Rules of conduct

A program containing rules of conduct for the 2021 Annual Meeting, similar to that used for our regular in-person meetings, will be provided to attendees at *virtualshareholdermeeting.com/TGT2021*.

Question and answer session

A shareholder who has entered the 16-digit control number found on their proxy card, voter instruction form, or Internet Availability Notice, as applicable, may submit a question for the 2021 Annual Meeting either:

- in real time during the 2021 Annual Meeting at *virtualshareholdermeeting.com/TGT2021*, or
- in advance of the 2021 Annual Meeting at *www.proxyvote.com*.

Questions will be read at the 2021 Annual Meeting by one of our representatives. Questions and answers may be grouped by topic and substantially similar questions may be answered once. To promote fairness and efficient use of resources, only one question may be asked per shareholder. Questions will be limited to topics relevant to Target's business. For example, personal matters are not appropriate topics. In addition, statements of advocacy that are not questions or do not relate to Target's business will not be addressed. For appropriate questions that are not otherwise addressed during the 2021 Annual Meeting, we may choose to communicate an answer directly to the submitting shareholder or publish the answer on our investor relations website at *investors.target.com*.

14. How may I access or receive the proxy materials, other periodic filings, key corporate governance documents, and other information?

You may access our 2021 Proxy Statement, 2020 Annual Report, SEC filings, key corporate governance documents, and other information in a number of different ways, free of charge:

	Methods of access		
	Website	**Electronic delivery**	**Hard copy**
Proxy Materials *2021 Proxy Statement* *2020 Annual Report*	*investors.target.com* Register to receive email alerts by entering your email address under "investor email alerts."	*Sign up at investors.target.com* (click on "investors", then "shareholder services", and then "sign up for e-delivery")	*Contact Investor Relations* *Email* investorrelations@target.com Phone (800) 775-3110 *Mail* Target Corporation Attn: Investor Relations 1000 Nicollet Mall, TPN-0841 Minneapolis, Minnesota 55403 *Online* investors.target.com (click on "investors", then "shareholder services", and then "Request company materials")
Other Information *Other Periodic Reports:* • Forms 10-Q • Forms 8-K	*investors.target.com* Register to receive email alerts by entering your email address under "investor email alerts."	*Contact Investor Relations* Email investorrelations@target.com	*Contact Investor Relations* *Email* investorrelations@target.com Phone (800) 775-3110 *Mail* Target Corporation Attn: Investor Relations 1000 Nicollet Mall, TPN-0841 Minneapolis, Minnesota 55403
Corporate Governance Documents: • Articles of Incorporation • Bylaws • Corporate Governance Guidelines (includes Director Code of Ethics) • Board Committee Charters • Code of Ethics	*investors.target.com* (click on "investors" and then "corporate governance")		
Corporate Responsibility Report	*https://corporate.target.com/ corporate-responsibility/goals-reporting*		

15. What is householding?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, certain shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our annual report and proxy statement, unless one or more of these shareholders notifies us that they would like to continue to receive individual copies. This will reduce our printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you and other shareholders with whom you share an address currently receive multiple copies of our annual report and/or proxy statement, or if you hold stock in more than one account, and in either case, you would like to receive only a single copy of the annual report or proxy statement for your household, please contact Investor Relations by email, phone, or mail using the information in the "Hard Copy" column of Question 14. If you participate in householding and would like to receive a separate copy of the 2020 Annual Report or the 2021 Proxy Statement, please contact Investor Relations. We will deliver the requested documents to you promptly upon receipt of your request.

16. How are proxies being solicited and who pays the related expenses?

Proxies are being solicited principally by mail, by telephone, and through the Internet. In addition to sending you these materials, some of our directors and officers, as well as management employees, may contact you by telephone, mail, email, or in person. You may also be solicited by means of news releases issued by Target, postings on our website, *www.target.com*, and print advertisements. None of our officers or employees will receive any extra compensation for soliciting you. We have retained Morrow Sodali LLC to act as a proxy solicitor for a fee estimated to be $25,000, plus reimbursement of out-of-pocket expenses. We will pay the expenses in connection with our solicitation of proxies.

17. How can I communicate with Target's Board?

Shareholders and other interested parties seeking to communicate with any individual director or group of directors may send correspondence to Target Board of Directors, c/o Corporate Secretary, 1000 Nicollet Mall, TPS-2670, Minneapolis, Minnesota 55403 or email BoardOfDirectors@target.com, which is managed by the Corporate Secretary. The Corporate Secretary, in turn, has been instructed by the Board to forward all communications, except those that are clearly unrelated to Board or shareholder matters, to the relevant Board members.

18. How do I submit a proposal or nominate a director candidate for the 2022 Annual Meeting?

Any shareholder proposals or director nominations must be submitted in writing to our Corporate Secretary c/o Target Corporation, 1000 Nicollet Mall, Mail Stop TPS-2670, Minneapolis, Minnesota 55403. Additional details for those submissions are provided below.

Shareholder proposals

This section deals with shareholder proposals other than director nominations. If you wish to nominate a director candidate, please see the section that follows under the heading "Nomination of director candidates." The deadlines and requirements for submitting a shareholder proposal depend on whether a shareholder seeks to have the proposal included in our proxy statement for the 2022 Annual Meeting (the 2022 Proxy Statement) using Rule 14a-8 under the Exchange Act:

- **Proposals of business not using Rule 14a-8.** Under our bylaws, if a shareholder wants to propose an item of business to be considered at the 2022 Annual Meeting, the shareholder must give advance written notice to our Corporate Secretary by March 11, 2022. The advance written notice must comply with all applicable statutes and regulations, as well as certain other provisions contained in our bylaws, which generally require the shareholder to provide a brief description of the proposed business, reasons for proposing the business, and certain information about the shareholder and the Target securities held by the shareholder.
- **Proposals of business using Rule 14a-8.** A shareholder who wants to propose an item of business to be included in our 2022 Proxy Statement using Rule 14a-8 must follow the procedures provided in Rule 14a-8. In addition, the proposal must be received by our Corporate Secretary by December 27, 2021.

Nomination of director candidates

The deadlines and requirements for director candidates recommended for consideration or nominated by a shareholder are as follows:

- **Recommending a candidate for Governance Committee consideration.** Any shareholder who wants to recommend a candidate for the Governance Committee to consider nominating as a director at the 2022 Annual Meeting should submit a written request and related information to our Corporate Secretary no later than December 31, 2021 in order to allow for sufficient time to consider the recommendation.
- **Directly nominating a director candidate outside of our 2022 Proxy Statement.** Under our bylaws, if a shareholder plans to directly nominate a person as a director at the 2022 Annual Meeting, the shareholder must give advance written notice of the director nomination to our Corporate Secretary by March 11, 2022, and must comply with all applicable statutes and regulations, as well as certain other provisions contained in our bylaws, which generally require the shareholder to provide certain information about the proposed director, the shareholder, and the Target securities held by the shareholder.
- **Nominating a director candidate to be included in our 2022 Proxy Statement using our proxy access bylaw.** In order to nominate a director candidate for inclusion in our 2022 Proxy Statement, a shareholder or group of shareholders must comply with our proxy access bylaw, which generally provides that a shareholder or group of up to 20 shareholders must own 3% or more of Target's outstanding common stock continuously for at least the previous three years, and may nominate up to the greater of two individuals or 20% of the Board. Based on the current Board size of 12 directors, the maximum number of proxy access candidates that we would be required to include in the 2022 Proxy Statement is two. Requests to include shareholder-nominated director candidates in our 2022 Proxy Statement must be received by our Corporate Secretary not earlier than November 27, 2021, and not later than December 27, 2021. Each nominee must meet the qualifications required by our bylaws. In addition, the nominating shareholder or group of shareholders must provide certain information and meet the other specific requirements of our bylaws.

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1000 Nicollet Mall
Minneapolis, MN 55403
612.304.6073
Target.com